================================================================================
                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-72403

PROSPECTUS

MARCH 12, 1999

                                U S LIQUIDS INC.
                                     [LOGO]
                        3,000,000 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

THE COMPANY:

o We are a rapidly growing provider of liquid waste management services, including collection, processing, recovery and disposal services.

o    U S Liquids Inc.
     411 N. Sam Houston Parkway East
     Suite 400
     Houston, Texas 77060-3545
     (281) 272-4500

o    AMEX SYMBOL: USL

THE OFFERING:

o The Company is offering 2,875,000 of the shares and an existing stockholder is offering 125,000 of the shares.

o The underwriters have an option to purchase an additional 450,000 shares from certain selling stockholders to cover over-allotments.

o There is an existing trading market for these shares. The reported last sales price on March 11, 1999 was $21 per share.

o We plan to use the proceeds from this offering to repay outstanding indebtedness, the vast majority of which was incurred in connection with our acquisition of various businesses during 1998 and 1999. We will not receive any proceeds from the shares sold by the selling stockholders.

o    Closing: March 17, 1999.

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                                              Per Share              Total
--------------------------------------------------------------------------------
Public offering price:                                 $21.00        $63,000,000
Underwriting fees:                                     $ 1.05        $ 3,150,000
Proceeds to Company:                                   $19.95        $57,356,250
Proceeds to selling stockholder:                       $19.95        $ 2,493,750
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    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                         DEUTSCHE BANK SECURITIES
                                                FIRST SECURITY VAN KASPER
                                                            SANDERS MORRIS MUNDY

             THE UNDERSIGNED IS FACILITATING INTERNET DISTRIBUTION.
                                 DLJDIRECT INC.

                       [Map Indicating Location of Facilities]

                         LIQUID WASTE TREATMENT PROCESS

             ------------        US Liquids                -----------
             |          |   -----   ------------           |Byproduct|
             |          |   | C |   | RECOVERY |---------->|  Sales  |
             |          |   | O |   ------------           -----------
             | Liquid   |   | L |        /\
             |          |   | L |   ------------           -----------
             |  Waste   |-->| E |-->|PROCESSING|      ---->|   POTW  |
             |          |   | C |   ------------      |    -----------
             |Generators|   | T |        \/           |    -----------
             |          |   | I |   ------------      |    | Landfill|
             |          |   | O |   | DISPOSAL |---------->| Disposal|
             |          |   | N |   ------------           -----------
             ------------   -----


                               TABLE OF CONTENTS

                                        Page
Prospectus Summary...................      3
Risk Factors.........................      8
Use of Proceeds......................     14
Price Range of Common Stock and
  Dividend Policy....................     14
Capitalization.......................     15
Selected Financial Data..............     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     18
Business.............................     27
Management...........................     40
Certain Transactions.................     42
Principal and Selling Stockholders...     43
Underwriting.........................     44
Incorporation of Certain Documents by
  Reference..........................     46
Available Information................     46
Legal Matters........................     47
Experts..............................     47
Index to Financial Statements........    F-1

                               PROSPECTUS SUMMARY

     THIS SUMMARY IS QUALIFIED BY MORE DETAILED INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS. THE OTHER INFORMATION IS IMPORTANT, SO PLEASE READ THIS PROSPECTUS CAREFULLY. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

     We are a rapidly growing provider of liquid waste management services, including collection, processing, recovery and disposal services. Our primary focus of operations is industrial and commercial wastewater treatment, although we also collect, process and dispose of oilfield waste. We operate 37 processing facilities located in eleven states and serve over 40,000 customers. The services that we provide to any particular customer vary depending on the type of liquid waste generated, local regulations and the treatment capabilities of local publicly-operated treatment works.

     We provide liquid waste management services through a number of subsidiaries that are organized into two divisions. The Wastewater Division collects, processes and disposes of liquid waste (such as industrial wastewater, grease and grit trap waste, bulk liquids and dated beverages, and certain hazardous wastes) and recovers saleable by-products (such as fats, oils, feed proteins, ethanol and solvents) from certain of the waste streams. Typically, we process the liquid waste using a variety of physical, chemical, thermal and biological techniques. Saleable by-products are recovered and sold, and any remaining materials are sent to independent disposal sites. The Oilfield Waste Division collects, processes and disposes of waste generated in oil and gas exploration and production. The Wastewater Division generated $158.2 million, or 92.5%, of our pro forma revenues for the nine months ended September 30, 1998 and the Oilfield Waste Division generated the remaining $12.8 million, or 7.5%, of such pro forma revenues.

     According to The McIlvaine Company, the industrial and commercial wastewater treatment market is highly fragmented with thousands of businesses generating an estimated $25 billion in worldwide revenues in 1995. We believe that the growth in demand for wastewater treatment services in the United States is driven by the following trends:

           o Municipalities refusing to accept certain industrial wastewaters due to limited treatment capabilities and a lack of resources needed to expand or modernize their treatment works;

           o Industrial and commercial businesses avoiding the surcharges of publicly-operated treatment works by using others to process and dispose of their wastewater;

           o Industrial and commercial businesses outsourcing their wastewater treatment needs;

           o   Continued industrial and commercial expansion; and

           o Increasingly strict regulations governing the disposal of industrial wastewater and other liquid wastes, as well as more stringent enforcement of these regulations.

STRATEGY

     Our objective is to be the largest and most profitable liquid waste management company in each of the markets in which we operate. Our management team, which has significant operating and consolidation experience in the waste management industry, intends to continue pursuing a focused growth strategy based on the following key elements:

      o ACQUISITIONS. We pursue acquisitions of liquid waste management businesses in existing and new geographic markets. We also make smaller "tuck-in" acquisitions in our existing markets in order to increase our facility and equipment utilization and expand our market penetration and range of services. We believe that the liquid waste management industry is highly fragmented and that substantial acquisition opportunities exist throughout North America. From our inception in November 1996 through February 12, 1999, we have acquired 41 businesses.

      o INTERNAL GROWTH. In order to further expand our customer base, we have positioned ourselves as a multi-city, single source provider of liquid waste management services for national and regional generators of liquid waste. We also intend to expand the capacity and processing capabilities of our existing liquid waste facilities, and to amend our permits for certain facilities in order to receive additional liquid waste streams.

      o OPERATIONAL ENHANCEMENTS. We intend to continue to improve our operations through collection route densification and consolidation and increased facility and equipment utilization. We also expect to realize economies of scale and cost savings by consolidating certain administrative functions at our corporate offices.

      o DECENTRALIZED MANAGEMENT. We manage our various businesses on a decentralized basis, with local management maintaining responsibility for the day-to-day operations, profitability and growth of the business. We believe that this structure allows us to capitalize on the considerable local and regional market knowledge and customer relationships possessed by local management.

RECENT DEVELOPMENTS

     Since our June 1998 public offering through February 12, 1999, we have strengthened the Company in several ways, including the following:

      o We have acquired 17 additional businesses engaged in the collection, processing, recovery and disposal of liquid waste, including Romic Environmental Technologies Corporation. Romic was acquired in January 1999 and had approximately $35.9 million of revenues during the nine months ended September 30, 1998. Romic operates liquid waste processing, and chemical and solvent recovery facilities in California and Arizona. It also operates collection and transfer facilities in California, Oregon and Washington. The 16 other businesses we acquired had approximately $27.5 million of revenues during the nine months ended September 30, 1998.

      o In August 1998, we settled substantially all of the claims asserted against us in four lawsuits relating to our Bourg, Louisiana landfarm. Under the terms of the settlement, we agreed to expand the buffer zone and build a berm along the western boundary of our landfarm. The cost of these actions will not be material to our operating results.

      o In September 1998, we entered into a new agreement with Newpark Resources, Inc. Under the terms of the new agreement, Newpark agreed to pay us at least $30.0 million. These payments are required to be made in monthly installments and will permit Newpark to deliver to us specified amounts of oilfield waste for processing and disposal.

      o We increased the depth of our Board of Directors by adding two new directors, each of whom has substantial experience with growth companies. John N. Hatsopoulos became a director in December 1998. Mr. Hatsopoulos is the retired President of Thermo Electron Corporation. Roger A. Ramsey became a director in January 1999. Mr. Ramsey is the retired Chairman and Chief Executive Officer of Allied Waste Industries, Inc.

      o To accommodate the growth in our business, we increased the size of our credit facility in February 1999 from $100.0 million to $225.0 million.

     On February 22, 1999, we announced our financial results for the quarter and year ending December 31, 1998. The complete financial statements for these periods are not currently available. The following table presents certain unaudited consolidated financial data for the quarter and year ending December 31, 1998. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included or incorporated by reference in this prospectus.

                                        THREE MONTHS
                                            ENDED         YEAR ENDED
                                        DECEMBER 31,     DECEMBER 31,
                                            1998             1998
                                        -------------    ------------
                                          (IN THOUSANDS, EXCEPT PER
                                                 SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Revenues.........................      $43,600         $121,460
    Operating expenses...............       29,799           79,027
    Depreciation and amortization....        2,448            8,146
    Selling, general and
    administrative expenses..........        3,959           12,927
    Pooling costs....................       --               --
                                        -------------    ------------
    Income from operations...........        7,394           21,360
    Net interest and other expense...        1,480            3,555
                                        -------------    ------------
    Income before provision for
    income taxes.....................        5,914           17,805
    Provision for income taxes.......        2,198            7,033
                                        -------------    ------------
    Net income.......................      $ 3,716         $ 10,772
                                        =============    ============
    Diluted earnings per share.......      $  0.27         $   0.93
                                        =============    ============
    Diluted weighted average shares
    outstanding......................       13,653           11,636
    EBITDA(a)........................      $ 9,842         $ 29,506

                                  THE OFFERING

Common stock offered:
     By the Company..................  2,875,000 shares
     By the selling stockholder......    125,000 shares
          Total......................  3,000,000 shares
Common stock to be outstanding after
  this offering...................... 15,817,868 shares(b)
Use of proceeds......................  We intend to use the estimated net proceeds of $56.8 million that we will receive from this offering to repay
                                       outstanding indebtedness. We will not receive any
                                       proceeds from the shares sold by the selling
                                       stockholder.

-----------------------------

(a) See footnote (d) on page 7 for a discussion of the definition and the limitations on the use of EBITDA.

(b) Excludes 2,711,458 shares of common stock subject to outstanding options and warrants that have a weighted average exercise price of $9.54 per share, which options and warrants consist of: (1) 1,000,000 shares issuable pursuant to a warrant issued to Sanifill, Inc., a wholly-owned subsidiary of Waste Management, Inc., the resale of which shares is subject to certain contractual restrictions extending through 2006, (2) 1,476,458 shares issuable pursuant to outstanding director and employee stock options, (3) 112,500 shares issuable pursuant to warrants granted to certain underwriters in connection with our initial public offering, and (4) 122,500 shares issuable pursuant to other outstanding warrants and options. Also excludes 125,000 shares issuable pursuant to options, the vesting of which are contingent upon the successful completion of certain corporate development business activities.

                             SUMMARY FINANCIAL DATA

                                                  HISTORICAL(A)                 PRO FORMA AS ADJUSTED(A)(B)
                                       -----------------------------------  -----------------------------------
                                                          NINE MONTHS                          NINE MONTHS
                                           YEAR              ENDED              YEAR              ENDED
                                          ENDED          SEPTEMBER 30,         ENDED          SEPTEMBER 30,
                                       DECEMBER 31,   --------------------  DECEMBER 31,   --------------------
                                           1997         1997       1998         1997         1997       1998
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Revenues.........................    $ 38,159     $  27,313  $  77,860    $229,718     $ 169,894  $ 170,968
    Operating expenses...............      21,353        15,404     49,228     152,773       113,494    109,260
    Depreciation and amortization....       2,990         2,007      5,698      14,311        10,090     11,147
    Selling, general and administrative
      expenses.......................       5,350         3,454      8,968      37,452        26,544     26,129
    Pooling costs....................         400           400     --             400           400     --
                                       ------------   ---------  ---------  ------------   ---------  ---------
    Income from operations...........       8,066         6,048     13,966      24,782        19,366     24,432
    Interest expense, net............       1,734         1,367      2,310       2,221         1,626      1,629
    Other (income) expense, net......          41           130       (235)       (386)         (172)      (622)
                                       ------------   ---------  ---------  ------------   ---------  ---------
    Income before provision for
      income taxes...................       6,291         4,551     11,891      22,947        17,912     23,425
    Provision for income taxes.......       2,416         1,746      4,835       9,408         7,343      9,605
                                       ------------   ---------  ---------  ------------   ---------  ---------
    Net income.......................    $  3,875     $   2,805  $   7,056    $ 13,539     $  10,569  $  13,820
                                       ============   =========  =========  ============   =========  =========
    Diluted earnings per share.......    $   0.55     $    0.42  $    0.64    $   0.80     $    0.62  $    0.81
                                       ============   =========  =========  ============   =========  =========
    Diluted weighted average shares
      outstanding(c).................       7,078         6,726     10,956      16,961        16,964     17,080
    EBITDA(d)........................    $ 11,056     $   8,055  $  19,664    $ 39,093     $  29,456  $  35,579
                                                AS OF SEPTEMBER 30, 1998(A)
                                        --------------------------------------------
                                                                        PRO FORMA
                                        HISTORICAL    PRO FORMA(E)    AS ADJUSTED(F)
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash and cash equivalents........    $   4,827      $  5,595         $  5,595
    Working capital..................        2,455         5,881            5,881
    Property, plant and equipment,
    net..............................       78,275        95,166           95,166
    Total assets.....................      221,317       297,329          297,329
    Long-term obligations, net of
    current maturities...............       43,910        91,668           34,912
    Stockholders' equity.............      118,865       130,561          187,317

-----------------------------

(a) See introduction to "Selected Financial Data" for a discussion of the entities and periods covered by the historical and pro forma data set forth herein.

(b) Pro forma for the effect of all of the acquisitions we have made through February 12, 1999, and as adjusted to reflect our sale of 1,725,000 shares in our initial public offering, 3,450,000 shares in our June 1998 offering and 2,875,000 shares in this offering, and the application of the net proceeds from each offering, as if each of the acquisitions and offerings had occurred on January 1, 1997.

(c) The pro forma as adjusted diluted weighted average shares outstanding includes: (1) 5,937,435 shares, 5,496,736 shares and 9,622,553 shares outstanding for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998, respectively, (2) 2,875,000 shares to be issued in connection with this offering as if it occurred on January 1, 1997, (3) 6,827,864 shares, 7,265,964 shares and 3,209,872 shares for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998, respectively, to reflect the effect of shares issued in connection with all of our acquisitions through February 12, 1999 and our initial public offering and our June 1998 offering, as if each had occurred on January 1, 1997 and (4) 1,321,010 shares, 1,325,827 shares and 1,372,185 shares for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998, respectively, representing the effect of outstanding warrants and options to purchase common stock, using the treasury stock method. Excludes 125,000 shares issuable pursuant to options, the vesting of which are contingent upon the successful completion of certain corporate development activities.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(d) EBITDA represents earnings presented above before interest, other (income) expense, income taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow, operating results or liquidity, as determined in accordance with generally accepted accounting principles, and differs from net cash provided by operating activities as determined under generally accepted accounting principles in that EBITDA excludes interest expense and does not reflect the effects of changes in working capital or deferred income tax items. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flows provided by operations, as determined in accordance with generally accepted accounting principles. Our EBITDA amounts may not be comparable to EBITDA as reported by or for other companies because we may not calculate EBITDA on the same basis as other companies.

(e) Pro forma for the effect of our acquisitions consummated subsequent to September 30, 1998 through February 12, 1999 as if each had occurred on September 30, 1998.

(f) Pro forma for the effect of our acquisitions consummated subsequent to September 30, 1998 through February 12, 1999 as if each had occurred on September 30, 1998 and as adjusted to reflect our sale of 2,875,000 shares of common stock in this offering and the application of the net proceeds. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included or incorporated by reference in this prospectus, before you decide whether to purchase shares of our common stock.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words.
You should read statements that contain these words carefully because they (1) discuss our future expectations; (2) contain projections of our future results of operations or of our financial condition; or (3) state other "forward-looking" information. We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO OPERATING AND INTERNAL GROWTH STRATEGY

     Key elements of our strategy are to improve the profitability and increase the revenues of our existing operations and any subsequently acquired businesses. We intend to improve the profitability of our existing operations and any subsequently acquired businesses by various means, including achieving operating efficiencies and economies of scale. Our ability to increase the revenues of our existing operations and any subsequently acquired businesses will be affected by various factors, including:

          o The demand for liquid waste collection, processing and disposal services;

          o    Our ability to expand the range of services offered to customers;

          o Our ability to develop national and regional accounts for our liquid waste management services and other marketing programs; and

          o The demand for by-products we recover from certain liquid waste streams.

     Many of these factors are beyond our control, and there can be no assurance that our operating and internal growth strategies will be successful or that we will be able to generate cash flow adequate for our operations and to support internal growth.

MANAGEMENT OF GROWTH

     To manage our growth effectively, we must implement and improve our operational, financial and management information systems and controls, and train, motivate and manage our employees. We periodically review and upgrade our management information systems, as well as hire additional management and other personnel in order to maintain the adequacy of our operational, financial and management controls. If we fail to manage our growth effectively, our business, results of operations and financial condition could be materially and adversely affected.

RISKS RELATED TO OUR ACQUISITION STRATEGY AND ACQUISITION FINANCING

     The Company was organized in November 1996. Since that time, we have experienced rapid growth, primarily through acquisitions, and we intend to acquire additional liquid waste management businesses. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. We may not be able to identify, acquire or manage additional businesses profitably or to integrate successfully any acquired businesses without material costs, delays or other operational or financial problems. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. These liabilities may include those arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which we, as a successor owner or operator, may be responsible. Certain environmental liabilities, even if not expressly assumed by us, may be imposed on us under certain legal principles of successor liability, including those under the Comprehensive Environmental Response Compensation and Liability Act, as amended. Further, each acquisition involves a number of other special risks that could cause the acquired business to fail to meet our expectations. For example:

     o    The acquired business may not achieve expected results.

     o    We may not be able to retain key personnel of the acquired business.

     o We may not be able to successfully integrate the acquired business in a timely manner or we may incur substantial costs, delays or other operational or financial problems during the integration process.

     o It may be difficult to integrate a business with personnel who have different business backgrounds and corporate cultures than ours.

     o Our management group may not be able to effectively manage the combined entity or to effectively implement our acquisition program and internal growth strategy simultaneously.

     We cannot readily predict the timing, size or success of our future acquisitions or the associated capital requirements. We currently intend to finance future acquisitions by using a combination of common stock and cash. If shares of common stock are issued in connection with future acquisitions or earn-out provisions of completed acquisitions, you may experience dilution in the net tangible book value of your stock. If the common stock does not maintain a sufficient market value, or potential acquisition candidates are not willing to accept common stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources, if available, or incur indebtedness in order to continue our acquisition program. We have a $225.0 million credit facility with a group of banks under which we may borrow to fund acquisitions and working capital requirements; however, under the credit facility, the banks' consent is required for us to make certain acquisitions or incur significant indebtedness (including, without limitation, debt assumed in connection with acquisitions). As of February 12, 1999, the outstanding principal balance of the credit facility was approximately $98.0 million. After the consummation of this offering and the application of the net proceeds, we anticipate that the outstanding principal balance of the credit facility will be approximately $41.2 million. If we do not have sufficient cash resources to fund our acquisition plans, our growth could be limited unless we are able to obtain additional capital through debt or equity financings. We may not be able to obtain such financing when required or such financing may only be available on terms and conditions that are unacceptable to us.

COMPETITION

     The liquid waste management industry is highly fragmented and very competitive. We compete with other liquid waste processing facilities and alternative methods of disposal of certain waste streams provided by area landfills and injection wells, as well as the alternative of illegal disposal. In addition, competitive products and services have been and are likely to continue to be developed and marketed by others. Furthermore, future technological change and innovation may result in a reduction in the amount of liquid waste being generated or alternative methods of processing and disposal being developed. The market for the various by-products that we sell is also very competitive and is served by several large companies and a number of smaller, privately-owned companies. With respect to our oilfield waste operations, we must compete with alternative methods of off-site disposal of oilfield waste. We also face competition from customers who develop or enhance their own methods of disposal instead of using the services of liquid waste management companies. Future technological change and innovation may increase the amount of internal oilfield waste processing and disposal as well as the number of competitors in this market. Increased use of internal processing and disposal methods and other competitive factors could have a material adverse effect on our business, results of operations and financial condition.

     Our competitors may be better capitalized, have greater name recognition or be able to provide services or products at a lower cost. In addition, as the liquid waste market matures, competition can be expected to increase. As a result of these and other competitive factors, our strategy may not be successful and we may not be able to generate adequate cash flow to fund our operations.

FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS

     Our business is subject to numerous federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. If existing regulatory requirements change, we may be required to make significant capital and operating expenditures. Although we believe that we are presently in material compliance with applicable laws and regulations, our operations may not continue to comply with future laws and regulations. Governmental authorities may seek to impose fines and penalties on us or seek to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under these circumstances, we might be required to curtail or cease operations or conduct site remediation until a particular problem is remedied, which could have a material adverse effect on our business, results of operations and financial condition.

IMPACT OF FAILURE TO OBTAIN OR MAINTAIN NECESSARY GOVERNMENTAL APPROVALS

     We operate in a highly regulated environment and are required to have permits and approvals from federal, state and local governments. Any of these permits or approvals or applications could be denied, revoked or modified under various circumstances. In addition, if new environmental legislation or regulations are enacted or existing legislation or regulations are amended or are enforced differently, we might be required to obtain additional operating permits or approvals. The process of obtaining or renewing a required permit or approval can be lengthy and expensive and our efforts to obtain permits, renewals or approvals may be opposed by citizens groups, adjacent landowners or others. Our City Environmental facility in Detroit, Michigan has never been granted a permit under the Resource Conservation and Recovery Act of 1976 ("RCRA") and is continuing to operate under interim status, as allowed by RCRA. In addition, our Romic facility in East Palo Alto, California is operating under a RCRA permit that expired in 1991, but that allows for ongoing operations. With respect to both facilities, all necessary applications, renewal applications and other documentation were timely filed and applicable regulations allow the facilities to continue to operate. However, we may not be successful in obtaining or maintaining these and other required permits and approvals and that failure could have a material adverse effect on our business, results of operations and financial condition.

POTENTIAL ENVIRONMENTAL LIABILITY

     We may be subject to liability for environmental damage that our processing facilities and collection operations may have caused or may cause nearby landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from conditions existing prior to our acquisition of the facilities or operations. Liability may also arise from any off-site environmental contamination caused by hazardous substances, the transportation, treatment or disposal of which we arranged or which was arranged by the owners of businesses that we have acquired. Any substantial liabilities for environmental damage could have a material adverse effect on our business, results of operations and financial condition.

     During the ordinary course of our business, we may become involved in a variety of legal and administrative proceedings relating to land use and environmental laws and regulations, including actions or proceedings:

      o By governmental agencies seeking to impose civil or criminal penalties on us;

      o By governmental agencies seeking to revoke or deny renewal of one or more of our permits;

      o By citizens groups, adjacent landowners or governmental agencies opposing the issuance of a permit or approval to us or alleging violations of the permits under which we operate; or

      o By citizens groups and adjacent landowners seeking to impose liability on us for environmental damage at any of our facilities (or facilities formerly owned by us or any acquired business) or damage that those facilities or other properties may have caused.

The adverse outcome of one or more of these proceedings could have a material adverse effect on our business, results of operations and financial condition.

     During the ordinary course of our operations, we have from time to time received, and expect that we may in the future receive, citations or notices from governmental authorities that our operations are not in compliance with our permits or certain applicable environmental or land use laws and regulations. We generally seek to work with the authorities to resolve the issues raised by these citations or notices. However, we may not always be successful in this regard and future citations or notices could have a material adverse effect on our business, results of operations and financial condition.

     Our subsidiary, Romic Environmental Technologies Corporation, has entered into an administrative consent order with the United States Environmental Protection Agency ("EPA") relating to the cleanup of soil and groundwater contamination at its facility in East Palo Alto, California. A study to determine the nature of the contamination has been completed and a corrective measures study is nearing completion. Based upon the information gathered from these studies, as of December 31, 1998, Romic had reserved approximately $2.2 million to cover its estimated costs at this facility. However, the ultimate cost may exceed this reserve. Romic has also entered into administrative consent orders and agreements with the EPA and the California Department of Toxic Substances Control relating to three drum reconditioning or disposal sites to which it delivered waste. Based upon the studies and remedial actions completed, as of December 31, 1998, Romic had reserved approximately $775,000 to cover its share of the estimated costs for these sites. However, the ultimate cost may exceed this reserve. See "Business -- Legal Proceedings."

INSUFFICIENCY OF INSURANCE

     While we maintain liability insurance, it is subject to coverage limits and certain policies exclude coverage for damages resulting from environmental contamination. Although there are currently numerous sources from which such coverage may be obtained, it may not continue to be available to us on commercially reasonable terms or the possible types of liabilities that may be incurred by us may not be covered by our insurance. In addition, our insurance carriers may not be able to meet their obligations under the policies or the dollar amount of the liabilities may exceed our policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, results of operations and financial condition.

DEPENDENCE UPON OILFIELD WASTE EXEMPTION UNDER RCRA AND OTHER ENVIRONMENTAL REGULATIONS

     Oilfield waste is currently exempt from the requirements of RCRA, which is the principal federal statute governing the handling and disposal of waste. In recent years, proposals have been made to rescind or modify this exemption. The repeal or modification of the exemption covering oilfield waste or modification of applicable regulations or interpretations regarding the processing and disposal of oilfield waste would require us to alter our method of processing and disposing of oilfield waste. This could have a material adverse effect on our business, results of operations and financial condition.

Each of our operations is also dependent to varying degrees on the existence and enforcement of local, state and federal environmental regulations. Any repeal or relaxation of those regulations, or a failure of governmental authorities to enforce the regulations, could result in decreased demand for our services and, therefore, could have a material adverse effect on our business, results of operations and financial condition. Our operations may also be adversely affected by new regulations or changes in other applicable regulations.

DEPENDENCE ON OIL AND GAS INDUSTRY

     Demand for our oilfield waste processing and disposal services depends in large part upon the level of exploration for and production of oil and gas, particularly in the Gulf Coast region. This demand, in turn, depends on, among other things, oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves and the ability of oil and gas companies to raise capital. Historically, prices for oil and gas have been extremely volatile and have reacted to changes in the supply of and demand for oil and natural gas, domestic and worldwide economic conditions and political instability in oil-producing countries. Current levels of oil and gas exploration and production activities may not be maintained. Prices for oil and natural gas are expected to continue to be volatile and affect demand for our oilfield waste services. A material decline in oil or natural gas prices or exploration activities could materially affect the demand for our oilfield waste services and, therefore, our business, results of operations and financial condition.

RELIANCE ON KEY PERSONNEL

     We are highly dependent on our executive officers and senior management, and we likely will depend on the senior management of any significant business we acquire in the future. The loss of the services of any of our current executive officers or key employees or any member of senior management of any acquired business could have a material adverse effect on our business, results of operations and financial condition. In addition, debt outstanding under our credit facility may be accelerated by the lenders if, among other things, Michael P. Lawlor, W. Gregory Orr or Earl J. Blackwell ceases to serve as an executive officer of the Company and is not replaced within 60 days by an individual reasonably satisfactory to the lenders. We have tried to reduce some of this risk by maintaining key man life insurance in the amount of $5.0 million on each of Messrs. Lawlor, Orr and Blackwell.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     Variations in our revenues and operating results can occur from quarter to quarter as a result of a number of factors, including:

      o   The consummation of acquisitions;

      o   The demand for our services by our customers;

      o   Weather conditions;

      o The level of oil and gas exploration and production activity in the Gulf Coast;

      o   The number of business days in a quarter; and

      o   General economic conditions.

     Because a significant portion of our expenses are relatively fixed, a variation in revenues could cause a significant variation in our quarterly operating results and could result in losses.

VOLATILITY OF OUR STOCK PRICE

     Our common stock was first publicly traded on August 20, 1997 and has traded from a low of $12 5/8 per share to a high of $26 3/8 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

      o   Quarterly fluctuations in results of operations;

      o Changes in the regulatory environment or market conditions affecting the liquid waste management industry;

      o   Announcement and market acceptance of acquisitions;

      o   Changes in earnings estimates by analysts;

      o   Loss of key personnel;

      o   Changes in accounting principles or policies;

      o   Sales of common stock by existing stockholders;

      o   Announcements of key developments by competitors; and

      o   Economic and political conditions.

     The market price for our common stock may also be affected by our ability to meet analysts' expectations. Any failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the company. If similar litigation were instituted against us, it could result in substantial costs and a diversion of our management's attention and resources, which could have an adverse effect on our business, results of operations and financial condition. See "Price Range of Common Stock and Dividend Policy."

LACK OF DIVIDENDS

     We have not paid dividends on our common stock and we do not anticipate paying dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes, including future acquisitions. In addition, our credit facility prohibits us from paying dividends on our capital stock.

POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

     Our Board of Directors is divided into three classes, with each class serving a staggered three-year term. This classification system makes it more difficult for stockholders to replace directors and may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company. In addition, our Board of Directors is authorized to issue, without further stockholder action, up to 5,000,000 shares of Preferred Stock with rights that could adversely affect the rights of holders of common stock. No shares of Preferred Stock are presently outstanding, and we have no present plans to issue any such shares. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying, deterring or preventing a change in control of the Company or other corporate action and of discouraging bids for the common stock.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,875,000 shares of common stock offered by us are estimated to be approximately $56.8 million after deducting the underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

     We intend to apply the net proceeds from this offering against the outstanding balance of our credit facility, the vast majority of which indebtedness was incurred in connection with acquisitions completed in 1998 and 1999. See "Business -- Acquisition Program." As of February 12, 1999, the outstanding principal balance of our credit facility was approximately $98.0 million. After this offering and the application of the net proceeds, we anticipate that the outstanding principal balance of our credit facility will be approximately $41.2 million. The credit facility expires on February 1, 2002 and amounts currently outstanding under it bear interest at approximately 7.3% per year.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been listed on the American Stock Exchange since August 20, 1997. The trading symbol for our common stock is "USL." The following table sets forth, for the periods indicated, the high and low sales prices for the common stock as reported on the American Stock Exchange.

                                         PRICE RANGE OF
                                          COMMON STOCK
                                         --------------
                                          HIGH      LOW
Year Ended December 31, 1997:
     Third Quarter (beginning August
     20).............................   $18 3/16  $13 1/8
     Fourth Quarter..................    19 3/8    12 5/8
Year Ended December 31, 1998:
     First Quarter...................   $20 3/4   $14 1/4
     Second Quarter..................    25 1/4    19
     Third Quarter...................    23 1/8    14 5/8
     Fourth Quarter..................    23        14
Year Ended December 31, 1999:
     First Quarter (through March 11,
     1999)...........................   $26 3/8   $ 19 1/2

     On March 11, 1999, the reported last sale price of the common stock was $21 per share.

     We have not paid dividends on our common stock and we do not anticipate paying dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes, including future acquisitions. We are also prohibited from declaring or paying cash dividends on our capital stock under the terms of our credit facility.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and total capitalization
(1) as of September 30, 1998, (2) pro forma to reflect the effect of our acquisitions that were consummated subsequent to September 30, 1998 through February 12, 1999 as if each had occurred on September 30, 1998, and (3) pro forma as adjusted to reflect our sale of 2,875,000 shares of common stock in this offering and the application of the net proceeds. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included or incorporated by reference in this prospectus.

                                               AS OF SEPTEMBER 30, 1998
                                        ---------------------------------------
                                                                     PRO FORMA
                                        HISTORICAL    PRO FORMA     AS ADJUSTED
                                                    (IN THOUSANDS)
Current maturities of long-term
  obligations........................    $   4,564     $  5,894      $   5,894
                                        ==========    ==========    ===========
Long-term obligations, net of current
  maturities.........................    $  43,910     $ 91,668      $  34,912
Stockholders' equity:
  Common stock.......................          123          128            157
  Additional paid-in capital.........      108,043      119,734        176,461
  Retained earnings..................       10,699       10,699         10,699
                                        ----------    ----------    -----------
     Total stockholders' equity......      118,865      130,561        187,317
                                        ----------    ----------    -----------
       Total capitalization..........    $ 162,775     $222,229      $ 222,229
                                        ==========    ==========    ===========

                            SELECTED FINANCIAL DATA

     The historical statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the balance sheet data as of December 31, 1996 and 1997 have been derived from the consolidated financial statements audited by Arthur Andersen LLP, which are filed separately and incorporated by reference in this prospectus. The historical statement of operations data for the year ended December 31, 1994 and the balance sheet data as of December 31, 1995 have been derived from the consolidated financial statements audited by Arthur Andersen LLP, which do not appear and are not incorporated by reference in this prospectus. The historical statement of operations data for the year ended December 31, 1993, and for the nine month periods ended September 30, 1997 and 1998 and the balance sheet data as of December 31, 1993 and 1994 and September 30, 1998 have been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements for all periods have been prepared on the same basis as the audited consolidated financial statements and in our opinion reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The statement of operations data below present depreciation and amortization expenses separately from operating expenses and selling, general and administrative expenses. Depreciation and amortization expenses are included in the operating expense and selling, general and administrative expense captions set forth in the audited financial statements.

     The unaudited pro forma as adjusted statement of operations data set forth below present certain financial information which gives effect to the following events as if they each occurred on January 1, 1997: (1) all of our acquisitions through February 12, 1999 and certain pro forma adjustments to the historical financial statements of the businesses acquired, including adjustments to depreciation and amortization expenses to reflect purchase price allocations, adjustments to interest expense to reflect debt issued in connection with the acquisitions, certain reductions in salaries and benefits payable to the owners of the businesses acquired which were agreed to in connection with the acquisitions and the related income tax effects of these adjustments, and (2) our sale of 1,725,000 shares in our initial public offering, 3,450,000 shares in the June 1998 offering, and 2,875,000 shares in this offering and the application of the net proceeds from these offerings. The pro forma financial information does not necessarily indicate the results we would have obtained if these events had occurred on January 1, 1997 or our future results. The unaudited pro forma balance sheet data as of September 30, 1998 gives effect to all of our acquisitions consummated subsequent to September 30, 1998 through February 12, 1999 as if each had occurred on September 30, 1998. The unaudited pro forma as adjusted balance sheet data as of September 30, 1998 gives effect to all of our acquisitions consummated subsequent to September 30, 1998 through February 12, 1999 as if each had occurred on September 30, 1998 and has been adjusted to reflect our sale of 2,875,000 shares of common stock in this offering and the application of the net proceeds. This information should be read in conjunction with the other financial statements and notes included or incorporated by reference in this prospectus.

                                                                                                  NINE MONTHS
                                                                                                     ENDED
                                                     YEARS ENDED DECEMBER 31,                    SEPTEMBER 30,
                                       -----------------------------------------------------  --------------------
                                         1993       1994       1995       1996       1997       1997       1998
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA -- HISTORICAL:
    Revenues.........................  $   3,799  $   8,039  $  11,127  $  14,285  $  38,159  $  27,313  $  77,860
    Operating expenses...............      1,822      7,422      9,776     11,369     21,353     15,404     49,228
    Depreciation and amortization....        104        136        159        424      2,990      2,007      5,698
    Selling, general and
      administrative expenses........      1,813        643        863      1,437      5,350      3,454      8,968
    Pooling costs....................     --         --         --         --            400        400     --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) from operations....         60       (162)       329      1,055      8,066      6,048     13,966
    Interest expense, net............        112        110        159        397      1,734      1,367      2,310
    Other (income) expense, net......         13         (1)        18        (88)        41        130       (235)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before provision
      for income taxes...............        (65)      (271)       152        746      6,291      4,551     11,891
    Provision for income taxes.......     --            (89)        49        255      2,416      1,746      4,835
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)................  $     (65) $    (182) $     103  $     491  $   3,875  $   2,805  $   7,056
                                       =========  =========  =========  =========  =========  =========  =========
    Basic earnings (loss) per common
      share..........................  $   (0.04) $   (0.11) $    0.06  $    0.23  $    0.65  $    0.51  $    0.73
                                       =========  =========  =========  =========  =========  =========  =========
    Diluted earnings (loss) per
      share..........................  $   (0.04) $   (0.11) $    0.06  $    0.23  $    0.55  $    0.42  $    0.64
                                       =========  =========  =========  =========  =========  =========  =========
    Weighted average shares
      outstanding....................      1,700      1,700      1,700      2,117      5,937      5,497      9,623
    Diluted weighted average shares
      outstanding....................      1,700      1,700      1,700      2,139      7,078      6,726     10,956
    EBITDA(a)........................  $     164  $     (26) $     488  $   1,479  $  11,056  $   8,055  $  19,664

                                                         NINE MONTHS ENDED
                                         YEAR ENDED        SEPTEMBER 30,
                                        DECEMBER 31,   ----------------------
                                            1997          1997        1998
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA -- PRO
FORMA AS ADJUSTED(B):
    Revenues.........................    $  229,718    $  169,894  $  170,968
    Operating expenses...............       152,773       113,494     109,260
    Depreciation and amortization....        14,311        10,090      11,147
    Selling, general and
      administrative expenses........        37,452        26,544      26,129
    Pooling costs....................           400           400          --
                                        ------------   ----------  ----------
    Income from operations...........        24,782        19,366      24,432
    Interest expense, net............         2,221         1,626       1,629
    Other (income) expense, net......          (386)         (172)       (622)
                                        ------------   ----------  ----------
    Income before provision for
      income taxes...................        22,947        17,912      23,425
    Provision for income taxes.......         9,408         7,343       9,605
                                        ------------   ----------  ----------
    Net income.......................    $   13,539    $   10,569  $   13,820
                                        ============   ==========  ==========
    Basic earnings per common
      share..........................    $     0.87    $     0.68  $     0.88
                                        ============   ==========  ==========
    Diluted earnings per share.......    $     0.80    $     0.62  $     0.81
                                        ============   ==========  ==========
    Weighted average shares
      outstanding(c).................        15,640        15,638      15,707
    Diluted weighted average shares
      outstanding(c)(d)..............        16,961        16,964      17,080
    EBITDA(a)........................    $   39,093    $   29,456  $   35,579

                                                                                                      AS OF SEPTEMBER 30, 1998
                                                    HISTORICAL AS OF DECEMBER 31,              ------------------------------------
                                        -----------------------------------------------------                 PRO      PRO FORMA
                                          1993       1994       1995       1996       1997     HISTORICAL   FORMA(E)  AS ADJUSTED(F)
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash and cash equivalents.........  $      51  $      25  $      39  $   5,604  $   2,203   $  4,827    $ 5,595     $  5,595
    Working capital (deficit).........       (108)      (301)      (576)       223      2,122      2,455      5,881        5,881
    Property, plant and equipment,
      net.............................        867        911      1,680     34,582     39,110     78,275     95,166       95,166
    Total assets......................      1,277      1,410      3,007     46,851     55,016    221,317    297,329      297,329
    Long-term obligations, net of
      current maturities..............      1,077      1,191      1,596     23,668     16,644     43,910     91,668       34,912
    Stockholders' equity..............       (266)      (455)      (358)     1,538     20,906    118,865    130,561      187,317

-----------------------------

(a) EBITDA represents earnings presented above before interest, other (income) expense, income taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow, operating results or liquidity, as determined in accordance with generally accepted accounting principles, and differs from net cash provided by operating activities as determined under generally accepted accounting principles in that EBITDA excludes interest expense and does not reflect the effects of changes in working capital or deferred tax items. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flows provided by operations, as determined in accordance with generally accepted accounting principles. Our EBITDA amounts may not be comparable to EBITDA as reported by or for other companies because we may not calculate EBITDA on the same basis as other companies.

(b) Pro forma for the effect of all of the acquisitions we have made through February 12, 1999, and as adjusted to reflect our sale of 1,725,000 shares in our initial public offering, 3,450,000 shares in our June 1998 offering and 2,875,000 shares in this offering and the application of the net proceeds from each offering, as if each of the acquisitions and offerings had occurred on January 1, 1997.

(c) The pro forma as adjusted weighted average shares outstanding includes: (1) 5,937,435 shares, 5,496,736 shares and 9,622,553 shares outstanding for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998, respectively, (2) 2,875,000 shares to be issued in connection with this offering, and (3) 6,827,864 shares, 7,265,964 shares and 3,209,872 shares for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998, respectively, to reflect the effect of shares issued in connection with all of our acquisitions through February 12, 1999 and our initial public offering and our June 1998 offering, as if each had occurred on January 1, 1997.

(d) The pro forma as adjusted diluted weighted average shares outstanding includes 1,321,010 shares, 1,325,827 shares and 1,372,185 shares for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998, respectively, representing the effect of outstanding warrants and options to purchase common stock, using the treasury stock method. Excludes 125,000 shares issuable pursuant to options, the vesting of which are contingent upon the successful completion of certain corporate development activities.

(e) Pro forma for the effect of our acquisitions consummated subsequent to September 30, 1998 through February 12, 1999 as if each had occurred on September 30, 1998.

(f) Pro forma for the effect of our acquisitions consummated subsequent to September 30, 1998 through February 12, 1999 as if each had occurred on September 30, 1998 and as adjusted to reflect our sale of 2,875,000 shares of common stock in this offering and the application of the net proceeds.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING SECTION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. SOME OF THE INFORMATION IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. YOU CAN IDENTIFY THESE STATEMENTS BY FORWARD-LOOKING WORDS SUCH AS "MAY,"
"WILL," "EXPECT," "ANTICIPATE," "BELIEVE," "ESTIMATE," AND
"CONTINUE" OR SIMILAR WORDS. OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

     We collect, process, recover and dispose of liquid waste through a number of subsidiaries that are organized into two divisions. The Wastewater Division collects, processes and disposes of liquid waste and recovers saleable by-products from certain waste streams. We formed our Wastewater Division when we acquired two companies in June 1997 in transactions that were accounted for under the pooling-of-interests method of accounting. The Oilfield Waste Division processes and disposes of waste generated in oil and gas exploration and production. It was formed in December 1996 when we purchased our Louisiana and Texas landfarms from Sanifill, Inc., a wholly-owned subsidiary of Waste Management, Inc. Since our initial public offering in August 1997 through February 12, 1999, the Wastewater Division has acquired 37 businesses and the Oilfield Waste Division has acquired one business.

     Due to the number of acquisitions we have completed since December 31, 1997, this section addresses both historical and pro forma results of operations and financial condition. The pro forma discussion addresses our results of operations for the nine months ended September 30, 1997 and 1998 and the year ended December 31, 1997, with certain pro forma adjustments as described in the notes to the Pro Forma Financial Statements. The Pro Forma Financial Statements
(1) assume that all of our acquisitions made through February 12, 1999 were completed on January 1, 1997, (2) include certain adjustments to the historical financial statements of the businesses acquired, including adjustments to depreciation and amortization expenses to reflect purchase price allocations, adjustments to interest expense to reflect debt issued in connection with the acquisitions, certain reductions in salaries and benefits payable to the owners of the businesses acquired which were agreed to in connection with the acquisitions and the related income tax effects of these adjustments, and (3) are adjusted to reflect our sale of 1,725,000 shares in our initial public offering, 3,450,000 shares in the June 1998 offering and 2,875,000 shares in this offering, and the application of the net proceeds from these offerings, as if each of these events had occurred on January 1, 1997. The pro forma results of operations are not necessarily indicative of the results we would have obtained had the acquired businesses been acquired or the offerings consummated on January 1, 1997 or of our future results.

     The historical discussion addresses our actual results of operations and financial condition as shown in the Consolidated Financial Statements for the nine months ended September 30, 1997 and 1998 and the years ended December 31, 1995, 1996 and 1997, which statements are filed separately and incorporated by reference in this prospectus. These statements reflect, for all periods presented, the historical results of operations of businesses that we acquired and transactions that were accounted for under the pooling-of-interests method of accounting and the results of operations of other acquired businesses from their dates of acquisition.

     The Wastewater Division generated $158.2 million, or 92.5%, of our pro forma revenues for the nine months ended September 30, 1998. This Division derives revenues from two principal sources: fees received for collecting and processing liquid waste (such as industrial wastewater, grease and grit trap waste, bulk liquids and dated beverages, and certain hazardous wastes) and revenue obtained from the sale of by-products, including fats, oils, feed proteins, industrial and fuel grade ethanol, solvents, aluminum, glass, plastic and cardboard, recovered from waste streams. Some of our by-product sales involve the brokering of industrial and fuel grade ethanol produced by third parties. During 1998, we curtailed these brokerage activities except where necessary to meet our customers' volume and quality requirements. Collection and processing fees charged to customers vary per gallon by waste stream according to the constituents of the waste, expenses associated with processing the waste and competitive factors. By-products are commodities and their prices fluctuate based on market conditions. We anticipate that revenues from collection and processing fees, which have higher margins than by-product sales, will increase at a faster rate than revenues from sales of by-products. We anticipate that the Wastewater Division will represent a growing share of our business because of its projected internal growth and future acquisitions.

     The Oilfield Waste Division generated $12.8 million, or 7.5%, of our pro forma revenues for the nine months ended September 30, 1998. This Division derives revenues from fees charged to customers for (1) processing and disposing of oil and gas exploration and production waste, and (2) cleaning tanks, barges and other vessels and containers used in the storage and transportation of oilfield waste. The fees charged for processing and disposing of oilfield waste are based on the composition of the waste and vary significantly. Accordingly, we believe that total revenues are a better indicator of performance than is the average fee charged. In order to match revenues with their related costs, when waste is unloaded at one of our sites, we recognize the related revenue and record a reserve for the estimated amount of expenses to be incurred to process and dispose of the waste. As processing occurs, generally over nine to twelve months, the reserve is depleted as expenses are incurred. Our operating margins in the Oilfield Waste Division are typically higher than in the Wastewater Division.

     Newpark Resources, Inc. is the largest customer of the Oilfield Waste Division. As described in "Certain Transactions," in September 1998, we entered into a new 33-month agreement with Newpark. In this agreement, Newpark agreed to pay us at least $30.0 million. Newpark paid us $3.0 million in September 1998 and an additional $5.0 million between October 1, 1998 and February 12, 1999. The remaining amounts are required to be paid to us in monthly installments continuing through June 2001. These payments will permit Newpark to deliver to us at no additional cost specified amounts of oilfield waste for processing and disposal.

     Operating expenses include compensation and overhead related to operations workers, supplies and other raw materials, transportation charges, disposal fees paid to third parties, real estate lease payments and energy and insurance costs applicable to waste processing and disposal operations.

     Selling, general and administrative expenses include management, clerical and administrative compensation and overhead relating to our corporate offices and each of our operating sites, as well as professional services and costs.

     Depreciation and amortization expenses relate to our landfarms and other depreciable or amortizable assets. Landfarms, which constitute approximately 14.8% of our pro forma net property, plant and equipment, are amortized over 25 years. Other depreciable or amortizable assets are amortized over periods ranging from three to 40 years. Amortization expenses relating to acquisitions have increased over time as a result of amortization of goodwill recorded in connection with our acquisitions.

PRO FORMA AS ADJUSTED RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected pro forma as adjusted statement of operations data as a percentage of pro forma revenues:

                                             NINE MONTHS
                                                ENDED
                                            SEPTEMBER 30,
                                       ------------------------
                                         1997          1998
Revenues.............................      100.0%      100.0%
Operating expenses...................       66.8        63.9
Depreciation and amortization........        5.9         6.5
Selling, general and administrative
  expenses...........................       15.6        15.3
Pooling costs........................        0.2         --
                                       ---------   ------------
Income from operations...............       11.5        14.3
Interest expense, net................        1.0         1.0
Other (income) expense, net..........       (0.1)       (0.4)
                                       ---------   ------------
Income before provision for income
  taxes..............................       10.6        13.7
Provision for income taxes...........        4.3         5.6
                                       ---------   ------------
Net income...........................        6.3%        8.1%
                                       =========   ============

  PRO FORMA AS ADJUSTED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

     REVENUES. Pro forma revenues for the nine months ended September 30, 1998 increased $1.1 million, or 0.6%, from $169.9 million for the nine months ended September 30, 1997 to $171.0 million for the nine months ended September 30, 1998. The Wastewater Division contributed $154.8 million, or 91.1%, of the pro forma revenues for the nine months ended September 30, 1997 and $158.2 million, or 92.5%, of the pro forma revenues for the nine months ended September 30, 1998. Wastewater Division revenues can be further broken down into two categories: (1) collection and processing fees, and (2) by-product sales. Collection and processing fees generated $119.3 million, or 77.1%, and $128.7 million, or 81.4%, of the Wastewater Division's pro forma revenues for the nine months ended September 30, 1997 and 1998, respectively. Revenues from collection and processing of waste increased $9.4 million, or 7.9%, due to increased volumes and increased pricing. By-product sales generated the remaining $35.5 million, or 22.9%, and $29.5 million, or 18.6%, of the Wastewater Division's pro forma revenues for the nine months ended September 30, 1997 and 1998, respectively. Revenues from the sale of by-products decreased $6.0 million, or 16.9%, due to a reduction in commodities prices and because we elected, during 1998, to reduce our ethanol brokering activities except where necessary to meet our customers' volume and quality requirements. Brokered sales of ethanol included in by-product sales were $13.6 million and $8.1 million for the nine months ended September 30, 1997 and 1998, respectively.

     The Oilfield Waste Division contributed $15.1 million, or 8.9%, of the pro forma revenues for the nine months ended September 30, 1997 and $12.8 million, or 7.5%, of the pro forma revenues for the nine months ended September 30, 1998. The Oilfield Waste Division's pro forma revenues decreased $2.3 million, or 15.2%, due to a decline in drilling activity in the Gulf Coast region.

     OPERATING EXPENSES. Pro forma operating expenses decreased $4.2 million, or 3.7%, from $113.5 million for the nine months ended September 30, 1997 to $109.3 million for the nine months ended September 30, 1998. As a percentage of pro forma revenues, pro forma operating expenses decreased from 66.8% for the 1997 period to 63.9% for the 1998 period. This improvement was due primarily to an increase in collection and processing revenues, which have higher margins than by-product sales, in the 1998 period, as well as increased efficiencies resulting from higher volumes and operational enhancements.

     DEPRECIATION AND AMORTIZATION. Pro forma depreciation and amortization expenses increased $1.1 million, or 10.5%, from $10.1 million for the nine months ended September 30, 1997 to $11.1 million for the nine months ended September 30, 1998, primarily as a result of an increase in capital expenditures. As a percentage of pro forma revenues, pro forma depreciation and amortization expenses increased from 5.9% for the nine months ended September 30, 1997 to 6.5% for the nine months ended September 30, 1998.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Pro forma selling, general and administrative expenses decreased $415,000 or 1.6%, from $26.5 million for the nine months ended September 30, 1997 to $26.1 million for the nine months ended September 30, 1998. As a percentage of pro forma revenues, pro forma selling, general and administrative expenses decreased from 15.6% for the nine months ended September 30, 1997 to 15.3% for the nine months ended September 30, 1998.

     INCOME TAXES. The pro forma provision for income taxes increased by $2.3 million, or 30.8%, from $7.3 million for the nine months ended September 30, 1997 to $9.6 million for the nine months ended September 30, 1998 as a result of increased taxable income. The assumed effective tax rate for both periods was 41.0%.

  PRO FORMA AS ADJUSTED RESULTS FOR THE YEAR ENDED DECEMBER 31, 1997

     REVENUES. Pro forma revenues for 1997 were $229.7 million. The Wastewater Division generated $210.0 million, or 91.4%, of such pro forma revenues. Collection and processing fees contributed $162.3 million, or 77.3%, of the Wastewater Division's 1997 pro forma revenues and by-product sales contributed the remaining $47.7 million, or 22.7%, of the Wastewater Division's 1997 pro forma revenues. Brokered sales of ethanol constituted $18.5 million of the by-product sales of the Wastewater Division. The Oilfield Waste Division generated $19.7 million, or 8.6%, of 1997 pro forma revenues.

     OPERATING EXPENSES. Pro forma operating expenses for 1997 were $152.8 million, or 66.5% of pro forma revenues.

     DEPRECIATION AND AMORTIZATION. Pro forma depreciation and amortization expenses for 1997 were $14.3 million, which represented 6.2% of pro forma revenues.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Pro forma selling, general and administrative expenses for 1997 were $37.5 million. As a percentage of pro forma revenues, pro forma selling, general and administrative expenses were 16.3%.

     INCOME TAXES. The pro forma provision for income taxes for 1997 was $9.4 million. The assumed effective tax rate for the period was 41.0%.

HISTORICAL RESULTS OF OPERATIONS

  HISTORICAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

     REVENUES. Revenues for the nine months ended September 30, 1998 increased $50.6 million, or 185.1%, from $27.3 million for the nine months ended September 30, 1997 to $77.9 million for the nine months ended September 30, 1998. The Wastewater Division contributed $12.2 million, or 44.7%, of revenues for the nine months ended September 30, 1997 and $65.1 million, or 83.6%, of revenues for the nine months ended September 30, 1998. Collection and processing fees generated $3.2 million, or 26.0%, and $48.0 million, or 73.7%, of the Wastewater Division's revenues for the nine months ended September 30, 1997 and 1998, respectively. By-product sales generated the remaining $9.1 million, or 74.0%, and $17.1 million, or 26.3%, of the Wastewater Division's revenues for the 1997 and 1998 periods, respectively. The Oilfield Waste Division contributed $15.1 million, or 55.3%, of revenues for the nine months ended September 30, 1997 and $12.8 million, or 16.4%, of revenues for the nine months ended September 30, 1998.

     The revenues of the Wastewater Division increased $52.9 million, or 433.6%, from $12.2 million for the nine months ended September 30, 1997 to $65.1 million for the nine months ended

September 30, 1998. This increase was due primarily to acquisitions completed during the fourth quarter of 1997 and the first nine months of 1998. The "same store" revenues for collection and processing of waste increased due to increased pricing, while revenues from the sale of fats and oils decreased due to a reduction in commodities prices. The Oilfield Waste Division's revenues decreased $2.3 million, or 15.4%, from $15.1 million for the nine months ended September 30, 1997 to $12.8 million for the nine months ended September 30, 1998. This decrease resulted primarily from lower receipts of oilfield waste from customers caused by a decline in drilling activity in the Gulf Coast region.

     OPERATING EXPENSES. Operating expenses increased $33.8 million, or 219.6%, from $15.4 million for the nine months ended September 30, 1997 to $49.2 million for the nine months ended September 30, 1998. As a percentage of revenues, operating expenses increased from 56.4% for the nine months ended September 30, 1997 to 63.2% for the nine months ended September 30, 1998. This increase was due principally to our transition from operating primarily as an oilfield waste disposal company into an integrated liquid waste management company providing collection, processing, recovery and disposal services.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased $3.7 million, or 183.9%, from $2.0 million for the nine months ended September 30, 1997 to $5.7 million for the nine months ended September 30, 1998. As a percentage of revenues, depreciation and amortization expenses remained constant at approximately 7.3%.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $5.5 million, or 159.6%, from $3.5 million for the nine months ended September 30, 1997 to $9.0 million for the nine months ended September 30, 1998. As a percentage of revenues, selling, general and administrative expenses decreased from 12.6% for the nine months ended September 30, 1997 to 11.5% for the nine months ended September 30, 1998. This improvement resulted primarily from our ability to integrate new business acquisitions without a proportionate increase in general and administrative expenses.

     INTEREST AND OTHER EXPENSES. Net interest and other expenses increased $578,000, or 38.6%, from $1.5 million for the nine months ended September 30, 1997 to $2.1 million for the nine months ended September 30, 1998. This increase resulted primarily from interest expense incurred on borrowings used to fund the purchase price for acquisitions completed in 1998.

     INCOME TAXES. The provision for income taxes increased $3.1 million, or 176.9%, from $1.7 million for the nine months ended September 30, 1997 to $4.8 million for the nine months ended September 30, 1998 as a result of increased taxable income. The effective tax rate for the nine months ended September 30, 1997 was 38.4%, compared to a 40.7% rate for the nine months ended September 30, 1998.

  HISTORICAL RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

     REVENUES. Revenues increased $23.9 million, or 167.1%, from $14.3 million in 1996 to $38.2 million in 1997. The Wastewater Division contributed $13.5 million, or 94.4%, of 1996 revenues and $18.2 million, or 47.6%, of 1997 revenues. By-product sales generated $11.4 million, or 84.4%, of the Wastewater Division's revenues in 1996 and $12.4 million, or 68.1%, in 1997. Collection and processing fees generated $2.1 million, or 15.6%, of the Wastewater Division's revenues in 1996 and $5.8 million, or 31.9%, in 1997. The Oilfield Waste Division contributed $826,000, or 5.6%, of revenues in 1996 and $20.0 million, or 52.4%, of revenues in 1997. We purchased the Oilfield Waste Division under the purchase method of accounting in December 1996.

     Revenues of the Wastewater Division increased $4.7 million, or 34.8%, from $13.5 million in 1996 to $18.2 million in 1997. This increase was attributable to an 180.1% increase in volume of waste processed and an 8.8% increase in by-product sales. The Oilfield Waste Division's revenues increased $19.2 million from $826,000 in 1996 to $20.0 million in 1997 as a result of the inclusion of the Oilfield Waste Division for all of 1997 as compared to less than one month in 1996.

     OPERATING EXPENSES. Operating expenses increased $10.0 million, or 87.8%, from $11.4 million in 1996 to $21.4 million in 1997, primarily due to the inclusion of the Oilfield Waste Division for all of 1997 as compared to less than one month in 1996. As a percentage of revenues, operating expenses decreased from 79.6% for 1996 to 56.0% for 1997. This improvement reflects higher operating margins derived by the Oilfield Waste Division as opposed to the Wastewater Division.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased $2.6 million, or 605.2%, from $424,000 in 1996 to $3.0 million in 1997. As a percentage of revenues, depreciation and amortization expenses increased from 3.0% in 1996 to 7.8% in 1997. The increase in depreciation and amortization expenses resulted primarily from the acquisition of the Oilfield Waste Division.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $4.4 million, or 300.1%, from $1.4 million in 1996 to $5.8 million in 1997. The majority of this increase related to the inclusion of the Oilfield Waste Division for all of 1997 as compared to less than one month in 1996. Selling, general and administrative expenses increased from 10.1% of 1996 revenues to 15.1% of 1997 revenues, primarily due to higher personnel costs and professional fees associated with being a public company and establishing our corporate offices in Houston in May 1997.

     INTEREST AND OTHER EXPENSES. Net interest and other expenses increased $1.5 million, or 474.4%, from $309,000 in 1996 to $1.8 million in 1997. Net interest and other expenses increased primarily as a result of interest expense related to debt incurred in acquiring the Oilfield Waste Division in 1996 and other businesses in 1997.

     INCOME TAXES. The provision for income taxes increased $2.2 million, or 847.5%, from $255,000 in 1996 to $2.4 million in 1997. This increase resulted primarily from additional taxable income. The effective tax rate for 1996 was 34.2% of income and the effective tax rate for 1997 was 38.4% of income.

  HISTORICAL RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

     REVENUES. All revenues in 1995 and 94.4% of revenues in 1996 were generated by the Wastewater Division. Revenues increased $3.2 million, or 28.4%, from $11.1 million in 1995 to $14.3 million in 1996. By-product sales contributed $9.8 million, or 88.3%, of our revenues in 1995 and $11.4 million, or 79.7%, of our revenues in 1996. Collection and processing fees received by the Wastewater Division contributed $1.3 million, or 11.7%, of our revenues in 1995 and $2.1 million, or 14.7%, of our revenues in 1996. The Oilfield Waste Division contributed $826,000, or 5.6%, of our revenues in 1996.

     By-product sales increased by $1.6 million, or 16.3%, from $9.8 million in 1995 to $11.4 million in 1996. Collection and processing fees increased by $750,000, or 56.3%, from $1.3 million in 1995 to $2.1 million in 1996. The increase in revenues from the sale of by-products was due to an increase in volumes and an increase in the average price per pound. The increase in the volume of collection and processing fees resulted primarily from growth of the Houston market. The increase in the average price per pound was primarily attributable to revenues obtained in our acquisition of a collection business in March 1996.

     OPERATING EXPENSES. Operating expenses increased $1.6 million, or 16.3%, from $9.8 million in 1995 to $11.4 million in 1996. As a percentage of revenues, operating expenses decreased from 87.9% in 1995 to 79.6% in 1996. This improvement was attributable to increased sales of by-products, lower per unit processing costs, lower per unit costs of raw materials and increased revenues from processing operations, offset in part by increased personnel expenses.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased $265,000, or 166.7%, from $159,000 in 1995 to $424,000 in 1996. As a percentage of revenues, depreciation and amortization expenses increased from 1.4% in 1995 to 3.0% in 1996. This increase was attributable to acquisitions of additional depreciable assets during 1996.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $574,000, or 66.5%, from $863,000 in 1995 to $1.4 million in 1996. As a percentage of revenues, selling, general and administrative expenses increased from 7.8% in 1995 to 10.1% in 1996. The majority of the increase relates to the addition of the Oilfield Waste Division at the end of 1996.

     INTEREST AND OTHER EXPENSES. Net interest and other expenses increased $132,000, or 74.6%, from $177,000 in 1995 to $309,000 in 1996. Net interest and other expenses increased primarily as a result of interest expense related to the acquisition of the Oilfield Waste Division.

     INCOME TAXES. The provision for income taxes increased by $206,000, or 420.4%, from $49,000 in 1995 to $255,000 in 1996. The effective tax rate for 1995 was 32.2% and the effective tax rate for 1996 was 34.2%.

LIQUIDITY AND CAPITAL RESOURCES

     We had net working capital of $2.5 million at September 30, 1998, compared to net working capital of $2.1 million at December 31, 1997.

     Our capital requirements for our continuing operations consist of our general working capital needs, scheduled principal payments on our debt obligations and capital leases, and planned capital expenditures. At September 30, 1998, approximately $4.6 million of principal payments on debt obligations were payable during the next twelve months. Capital expenditures for our continuing operations during 1998 were $11.4 million. The majority of the capital expenditures were for plant expansions, equipment and vehicle upgrades. Capital expenditures for our continuing operations for 1999 are budgeted at $10.8 million. Approximately $9.9 million of this amount is budgeted to be invested in the Wastewater Division for plant expansions, equipment and vehicle upgrades. The remaining amounts are budgeted to be invested in the Oilfield Waste Division for equipment.

     At September 30, 1998, we had established a $6.5 million reserve to provide for the cost of future closures of facilities. The amount of this unfunded reserve is based on our estimated total cost to close the facilities as calculated in accordance with the applicable regulations. Regulatory agencies require us to post financial assurance to assure that all waste will be treated and the facilities closed appropriately. We have in place a total of $14.3 million of financial assurance in the form of letters of credit and bonds.

     We have a $225.0 million credit facility with a group of banks under which we may borrow to fund working capital requirements and acquisitions. The amount of this credit facility was increased in February 1999 from $100.0 million to $225.0 million. Amounts outstanding under the credit facility are secured by a lien on all or substantially all of our assets. The credit facility prohibits the payment of dividends and requires us to comply with certain financial covenants. The credit facility also places certain restrictions on, among other things, acquisitions and other business combination transactions which we may consummate. We do not believe that these restrictions will have a material adverse effect on our ability to fulfill our current acquisition program. The debt outstanding under the credit facility may be accelerated by the lenders if, among other things, a change in control of the Company occurs or Michael P. Lawlor, W. Gregory Orr or Earl J. Blackwell ceases to serve as an executive officer of the Company and is not replaced within 60 days by an individual reasonably satisfactory to the lenders. After this offering and the application of the net proceeds, we anticipate that the outstanding principal balance of the credit facility will be approximately $41.2 million. Amounts currently outstanding under the credit facility bear interest at approximately 7.3% per year. See "Use of Proceeds." We also have a $10.0 million credit facility with BankBoston, N.A. under which we may borrow to purchase equipment. As of the date of this prospectus, no amounts are outstanding under this equipment credit facility.

     Our capital resources consist of cash reserves, cash generated from operations and funds available under our $225.0 million credit facility and the equipment credit facility. We expect that these resources will be sufficient to fund continuing operations for at least the next twelve months. In addition to capital required for our ongoing operations, we will require additional capital to pursue our long-term acquisition program. We anticipate that future acquisitions will be made using a combination of common stock and cash, much of which is expected to be derived from borrowings under the $225.0 million credit facility. In addition, we may seek to raise additional equity capital for all or a substantial part of the consideration to be paid for future acquisitions or to reduce our debt.

     In certain of our acquisitions, we agreed to pay additional consideration to the owners of the acquired business if the future pre-tax earnings of the acquired business exceed certain negotiated levels or other specified events occur. To the extent that any contingent consideration is required to be paid in connection with an acquisition, we anticipate that the cash flows of the acquired business will be sufficient to pay the contingent consideration.

SEASONALITY

     We expect that the operations of the Oilfield Waste Division will experience certain seasonal patterns consistent with the oil and gas exploration and production activity in the Gulf Coast. Generally, the volume of oilfield waste delivered to the Oilfield Waste Division has been lowest in the first quarter of each calendar year. Prices for oil and natural gas are expected to continue to be volatile and affect demand for our oilfield waste services. Certain of the Wastewater Division's processing facilities in the Northeast and Midwest may be affected by adverse weather conditions.

YEAR 2000 COMPLIANCE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, such computer applications could fail or create erroneous results by or at the Year 2000. We are currently identifying which of our information technology and non-information technology systems will be affected by Year 2000 issues.

     Our Year 2000 compliance program consists of three phases: identification and assessment; remediation; and testing. For any given system, the phases occur in sequential order, from identification and assessment of Year 2000 problems, to remediation and, finally, to testing our solutions. However, as we acquire additional businesses, each information technology and non-information technology system of the acquired business must be independently identified and assessed. As a result, all three phases of our Year 2000 compliance program may occur simultaneously as they relate to different systems. Each phase may have a varying timetable to completion, depending upon the system and the date when a particular business was acquired by us.

     We have completed the identification and assessment of most of our information technology systems, and those systems address or have been modified to address Year 2000 problems. We will continue to assess the information technology systems of businesses that we have recently acquired and that we may acquire in the future. We are in the identification and assessment phase with respect to non-information technology systems of currently-owned businesses. We anticipate completing all phases of our Year 2000 compliance program by June 30, 1999, with the possible exception of the remediation and testing phases for certain of our non-information technology systems. We cannot assure you, however, that recently acquired businesses will be Year 2000 compliant. However, to the extent feasible, we review the Year 2000 status of acquisition candidates before we complete an acquisition.

     Our costs to date for our Year 2000 compliance program have not been material. Although we have not completed our assessment of non-information technology systems, we do not currently believe that the future costs associated with our Year 2000 compliance program will be material.

     We are currently unable to determine our most reasonably likely worst case Year 2000 scenario, because we have not identified and assessed all of our non-information technology systems. Because most of our information technology systems address or have been modified to address Year 2000 problems and because most of our businesses do not employ a high degree of process or plant automation, we do not anticipate that the Year 2000 will have a significant impact on our operations. However, a failure to address all of our Year 2000 issues successfully could have a material adverse effect on our business, results of operations and financial condition.

     This is a Year 2000 readiness disclosure statement within the meaning of the Year 2000 Information and Readiness Disclosure Act (P.L. 105-271).

                                    BUSINESS

GENERAL

     We are a rapidly growing provider of liquid waste management services, including collection, processing, recovery and disposal services. Our primary focus of operations is industrial and commercial wastewater treatment, although we also collect, process and dispose of oilfield waste. We operate 37 processing facilities located in eleven states and serve over 40,000 customers. The services that we provide to any particular customer vary depending on the type of liquid waste generated, local regulations and the treatment capabilities of local publicly-operated treatment works ("POTWs").

     We provide liquid waste management services through a number of subsidiaries that are organized into two divisions. The Wastewater Division collects, processes and disposes of liquid waste (such as industrial wastewater, grease and grit trap waste, bulk liquids and dated beverages, and certain hazardous wastes) and recovers saleable by-products (such as fats, oils, feed proteins, ethanol and solvents) from certain of the waste streams. Typically, we process the liquid waste using a variety of physical, chemical, thermal and biological techniques. Saleable by-products are recovered and sold, and any remaining materials are sent to independent disposal sites. The Oilfield Waste Division collects, processes and disposes of waste generated in oil and gas exploration and production. The Wastewater Division generated $158.2 million, or 92.5%, of our pro forma revenues for the nine months ended September 30, 1998 and the Oilfield Waste Division generated the remaining $12.8 million, or 7.5%, of such pro forma revenues.

INDUSTRY BACKGROUND

     The wastewater treatment market is generally divided into two segments: industrial and commercial wastewater treatment, which may include the treatment of some hazardous wastes, and municipal wastewater treatment. Industrial and commercial companies produce various types of wastewater (including hydrocarbon contaminated water, landfill leachate, dated beverages and grease and grit trap waste) that must be treated prior to disposal in POTWs or for which municipalities charge higher rates. Similarly, oil and gas exploration and production companies produce liquid waste that must be disposed of in accordance with federal and state regulations. Municipalities utilize or contract with third parties for the utilization of water treatment technology to treat municipal wastewater.

     According to The McIlvaine Company, the global water and wastewater treatment market was approximately $335 billion in 1995. The McIlvaine Company further estimated that, in 1995, the worldwide costs of treating municipal wastewater were $90 billion and the worldwide costs of treating industrial wastewater were $25 billion. We believe that the liquid waste management industry is comprised of thousands of relatively small owner-operated businesses, presenting significant opportunities for consolidation.

     In the United States, the growth in demand for wastewater treatment services has been driven by many factors, including:

           o Municipalities refusing to accept certain industrial wastewaters due to limited treatment capabilities and a lack of the resources needed to expand or modernize their POTWs;

           o Industrial and commercial businesses avoiding POTW surcharges by using others to process and dispose of their wastewater;

           o Industrial and commercial businesses outsourcing their wastewater treatment needs;

           o   Continued industrial and commercial expansion; and

           o Increasingly strict regulations governing the disposal of wastewater, as well as more stringent enforcement of these regulations.

     REJECTION OF CERTAIN WASTEWATERS BY POTWS. In North America, governmental regulation and enforcement have established strict standards for potable water and the discharge of pollutants in wastewater. Municipalities have spent billions of dollars building water purification and wastewater treatment facilities. However, many of these municipalities are facing increasing budgetary constraints and damage to their wastewater treatment facilities caused by grease and other liquid wastes and have begun refusing to accept certain liquid waste streams, thereby increasing the demand for wastewater treatment services provided by the private sector. For example, the Dallas, Houston and San Antonio POTWs do not accept grease or grit trap waste. In addition, in late 1997, the Houston POTWs ceased accepting septage generated outside the Houston city limits.

     ECONOMIC BENEFIT OF PRETREATING CERTAIN WASTEWATERS. For years, generators of industrial wastewater and other liquid waste have discharged the waste directly into POTWs. However, the difficulties encountered by POTWs in collecting and treating certain wastewaters have caused many municipalities to increase the rates charged for accepting these wastewaters. With respect to certain wastewaters, it is more economical for the generator to deliver the waste to liquid waste management service providers such as the Company than to discharge the waste directly into the POTW. For example, it is currently more economical for many soft drink manufacturers to deliver their dated beverages to us for processing and disposal than to discharge the beverages directly into the POTW.

     OUTSOURCING BY INDUSTRIAL AND COMMERCIAL BUSINESSES. Industrial and commercial businesses prefer to focus on their primary business activities and to downsize and outsource secondary business activities in which they may not have much expertise. By outsourcing their wastewater treatment needs, they can free-up capital for investment in their primary products and business activities, eliminate a significant portion of their overhead and transfer risk to experts in the field.

     ECONOMIC EXPANSION. Many industrial companies have significantly expanded their manufacturing and processing facilities. This industrial expansion has increased the amount of wastewater generated. In addition, continued commercial expansion throughout North America has generated additional grease and grit trap waste and other liquid waste that must be processed by the waste generators, POTWs or liquid waste management service providers such as the Company.

     INCREASINGLY STRICT REGULATIONS. Heightened public concern about water quality has caused federal, state and local governments to adopt increasingly strict regulations governing the processing and disposal of industrial wastewater and other liquid wastes. For example, effective as of October 1993, Subtitle D of RCRA banned the disposal of untreated bulk liquid waste in landfills. In addition, effective in March 1997, the Texas Natural Resource Conservation Commission implemented state-wide "full pump" regulations requiring 100% evacuation of all grease and grit traps and proper disposal of the full volume of each trap. Furthermore, in January 1999, the EPA proposed new regulations which would establish further restrictions on the discharge of pollutants into U.S. waters and into POTWs by existing and new facilities that treat or recover any hazardous or nonhazardous industrial waste, wastewater or used material from off-site. Louisiana, Texas and certain other oil and gas producing states have enacted comprehensive laws and regulations governing the proper management of oilfield waste. Under Louisiana and Texas regulations, if oilfield waste cannot be processed for discharge or disposed of at the well where it is generated, it must be transported to a licensed oilfield waste processing or disposal facility. In addition, federal regulations also restrict, and in some cases prohibit entirely, the discharge of oilfield waste into U.S. waters.

STRATEGY

     Our objective is to be the largest and most profitable liquid waste management company in each of the markets in which we operate. We believe that as we expand we are likely to benefit from numerous competitive advantages relative to smaller operators, including servicing multiple customer locations, treating a wide variety of liquid waste streams, achieving operating efficiencies and increased economies of scale and adapting to changing regulations. Our strategy for achieving this objective is to (1) expand through acquisitions; (2) generate internal growth; (3) enhance existing and acquired operations; and (4) operate our businesses on a decentralized basis. We intend to implement this strategy as follows:

      o ACQUISITIONS. We pursue acquisitions of liquid waste management businesses in existing and new geographic markets. We also make smaller "tuck-in" acquisitions in our existing markets in order to increase our facility and equipment utilization and expand our market penetration and range of services. In considering new markets, we generally seek to acquire a liquid waste processing facility that has the customer base, technical skills and infrastructure necessary to be a core business into which other liquid waste operations can be consolidated. After we have acquired a processing facility, we typically seek to increase the utilization of the facility by securing captive waste streams, which includes acquiring collection companies and entering into contracts to collect or accept all of the various types of liquid waste generated by customers. We also seek to acquire other liquid waste management businesses that can be integrated into our existing operations or utilized to provide additional liquid waste management services to the same customer base.

      o INTERNAL GROWTH. To generate internal growth, we have focused on increasing sales penetration in our current and adjacent markets, soliciting new commercial and industrial customers, expanding our collection infrastructure, marketing upgraded services to existing customers and, where appropriate, raising prices. We believe there are a number of liquid waste generators that would prefer to have a single source provider for the collection, processing and disposal of all of their liquid waste streams, but are unable to do so because the liquid waste management industry is highly fragmented. Accordingly, we have positioned ourselves as a multi-city, single source provider of liquid waste management services for national and regional generators of liquid waste. In addition, we intend to expand the capacity and processing capabilities of our existing liquid waste management facilities, and to amend our permits for certain facilities in order to receive additional liquid waste streams.

      o OPERATIONAL ENHANCEMENTS. We intend to continue to improve our operations through collection route densification and consolidation and increased facility and equipment utilization. We also expect to realize cost savings by consolidating certain administrative functions at our corporate offices, such as cash management, human resources, finance and insurance.

      o DECENTRALIZED MANAGEMENT. We manage our various businesses on a decentralized basis, with local management maintaining responsibility for the day-to-day operations, profitability and growth of the business, while our executive officers exercise strong strategic and financial oversight. We believe that this structure will retain the entrepreneurial spirit present in each of the acquired businesses and allow us to capitalize on the considerable local and regional market knowledge and customer relationships possessed by local management.

OPERATIONS AND SERVICES PROVIDED

     Industrial and commercial businesses produce various types of wastewater (including hydrocarbon contaminated water, landfill leachate, dated beverages, grease and grit trap wastes and certain hazardous wastes) that must be disposed of in accordance with federal, state and local regulations. Similarly, oil and gas exploration and production companies produce liquid waste that must be disposed of in accordance with federal and state regulations. We accept liquid waste from generators and independent collection companies, process the liquid waste to remove contaminants and then dispose of the liquid waste in accordance with applicable regulations. In addition, in certain instances, our processing operations generate saleable by-products. Our services permit generators of liquid waste to focus on their primary business activities, while we perform the secondary operations of processing and disposing of their waste.

  WASTEWATER DIVISION

     Our Wastewater Division contributed approximately 92.5% of our pro forma revenues for the nine months ended September 30, 1998. This Division receives fees to collect, process and dispose of liquid waste such as industrial wastewater, grease trap and grit trap waste, bulk liquids and dated beverages, and certain hazardous wastes. In addition, the Wastewater Division generates revenues from the sale of by-products, including fats, oils, feed proteins, industrial and fuel grade ethanol, solvents, aluminum, glass, plastic and cardboard, recovered from waste streams. It operates a fleet of approximately 540 vehicles to collect waste directly from customers, receives waste from independent transporters servicing thousands of additional generators and also receives waste shipped directly by the generators via rail and truck. Brief descriptions of the types of liquid waste most commonly managed by the Wastewater Division are set forth below:

     INDUSTRIAL WASTEWATERS. Industrial wastewaters such as hydrocarbon contaminated water, landfill leachate and printing solvents are transported to our facilities in vacuum trucks, trailers and other transportable containers. Using a variety of physical, chemical, thermal and biological techniques, the liquid waste is broken down into constituent components. Water extracted from the liquid waste is pretreated and then discharged into the POTW and solid materials are dried and disposed of in an independent solid waste landfill. In some instances, such as printing solvents, the contaminated materials are processed and returned to the generator for reuse.

     GREASE AND GRIT TRAP WASTE. Grease trap waste from restaurants and other food manufacturing and preparation facilities and grit trap waste from car washes is collected by our vehicles or independent parties and transported to our facilities. Grease and grit trap waste is processed using a variety of physical, chemical, thermal and biological techniques. Water extracted from the liquid waste is pretreated and then discharged into the POTW and solid materials are dried and disposed of in an independent solid waste landfill. By-products recovered from grease trap waste are sold for use in producing various grades of fats, oils and feed proteins.

     BULK LIQUIDS AND DATED BEVERAGES. We accept both liquid residuals and dated packaged beverages from breweries, soft drink manufacturers and food processors. Water extracted from the liquid waste is pretreated and then discharged into the POTW. The remaining liquid waste is fermented and distilled into both industrial and fuel grade ethanol, which is sold primarily to major oil and chemical companies. Packaging of the dated beverages, whether aluminum, glass, plastic or cardboard, is removed, separated and sold to recycling firms.

     HAZARDOUS WASTES. Hazardous wastes such as household hazardous wastes, plating solutions, acids, and flammable and reactive wastes are transported to certain of our facilities in trucks and other transportable containers and by rail. Wastewaters suitable for treatment under the Clean Water Act are directed into an appropriate process such as chemical precipitation or filtration. Sludge and solid hazardous wastes are directed to our chemical fixation facility to be pre-treated using chemical oxidation or reduction followed by fixation. After testing, solid and semi-solid residues are shipped to an independent Subtitle D landfill and treated listed waste residues are sent to an audited and approved independent Subtitle C landfill. Organic wastes that have recoverable heat or solvent values are recycled using distillation techniques. Solvents are sold back to the paint industry as thinners. Other organic wastes are blended into fuels sold primarily to operators of cement or lime kiln facilities.

     BIOSOLIDS. We accept and process liquid and dry cake biosolids, or sludge, from municipal wastewater treatment facilities and private businesses and process these biosolids into a product that is sold for use as a fertilizer and landfill cover.

     SEPTAGE. Septage is pumped from septic tanks by our vehicles or independent parties and transported to our facilities. The septage is then processed using a variety of physical, chemical, thermal and biological techniques. Water extracted from the liquid waste is pretreated and then discharged into the POTW and solid materials are dried and disposed of in an independent solid waste landfill.

     PETROLEUM FUELS. Contaminated and off-specification petroleum fuels and used oil are transported to our facilities in vacuum trucks, trailers and other transportable oil containers. Using mechanical and gravity separation techniques, these materials are processed to produce a fuel sold primarily to operators of industrial furnaces. Resulting wastewater is transported to another of our facilities for processing and disposal. Solid materials and sludges are sent to one of our oilfield waste processing facilities.

     The Wastewater Division operates 25 liquid waste processing facilities. We believe that the specialized equipment, licenses and permits necessary to operate these liquid waste processing facilities create a significant barrier to entry into this industry. The following table sets forth certain information relating to each such facility, including the type of liquid wastes most commonly managed:

              FACILITY                             LOCATION                     LIQUID WASTES MANAGED
Parallel CA. ........................   Rancho Cucamonga, California      Bulk Liquids and Dated Beverages
Universal Waste......................   Tampa, Florida                    Household Hazardous Wastes
National Solvent.....................   Atlanta, Georgia                  Industrial Wastewaters
Parallel KY. ........................   Louisville, Kentucky              Bulk Liquids and Dated Beverages
Re-Claim LA. ........................   Shreveport, Louisiana             Industrial Wastewaters
City Environmental...................   Detroit, Michigan                 Hazardous Wastes; Industrial
                                                                            Wastewaters
Northern A-1.........................   Kalkaska, Michigan                Industrial Wastewaters
Waste Stream.........................   Weedsport, New York               Biosolids
Environment Management...............   Austin, Texas                     Grease and Grit Trap Waste
Mesa.................................   Dallas, Texas                     Grease and Grit Trap Waste
Amigo North..........................   Giddings, Texas                   Petroleum Fuels
Reclamation Technology...............   Haltom City, Texas                Industrial Wastewaters; Grease and
                                                                            Grit Trap Waste
American WasteWater..................   Houston, Texas                    Industrial Wastewaters; Grease and
                                                                            Grit Trap Waste; Septage
E. Allison...........................   Houston, Texas                    Grease and Grit Trap Waste
Re-Claim TX. ........................   Houston, Texas                    Industrial Wastewaters
South Texas (Mesa)...................   Los Fresnos, Texas                Grease and Grit Trap Waste
Waste Technologies...................   San Antonio, Texas                Grease and Grit Trap Waste
Imperial (Mesa)......................   San Antonio, Texas                Grease and Grit Trap Waste
Amigo South..........................   San Antonio, Texas                Petroleum Fuels
D&H Holding..........................   Hammond, Indiana                  Industrial Wastewaters; Grease and
                                                                            Grit Trap Waste; Septage
Parallel FL. ........................   Bartow, Florida                   Bulk Liquids and Dated Beverages
Romic CA. ...........................   East Palo Alto, California        Hazardous Wastes; Industrial
                                                                            Wastewaters
Romic AZ. ...........................   Chandler, Arizona                 Hazardous Wastes; Industrial
                                                                            Wastewaters
Gateway Terminal.....................   Carteret, New Jersey              Industrial Wastewaters
Bio-Vac..............................   Shreveport, Louisiana             Grease and Grit Trap Waste

  OILFIELD WASTE DIVISION

     The Oilfield Waste Division contributed approximately 7.5% of our pro forma revenues for the nine months ended September 30, 1998. At our five oilfield waste facilities located in Louisiana and Texas, the Oilfield Waste Division treats and disposes of waste that is generated in the exploration for and production of oil and natural gas. Oilfield waste consists primarily of oil-based and water-based drilling fluids (which contain oil, grease, chlorides and heavy metals), as well as cuttings, saltwater, workover and completion fluids, production pit sludges and soil containing these materials. In addition, at two Louisiana locations, the Oilfield Waste Division cleans tanks, barges and other vessels used in the storage and transportation of oilfield waste.

     Landfarming, the treatment process utilized at our four Louisiana oilfield waste facilities, involves several distinct stages. Oilfield waste is brought to our facilities in trucks and on barges and the delivered waste materials are then tested. Materials which do not qualify as permitted oilfield waste under applicable regulations are rejected. Accepted waste is then loaded into treatment cells, which are flooded with fresh water and mixed to dissolve salts and soluble materials. Saltwater is then pumped out through a collection system and typically disposed of at a saltwater injection well on-site. This flooding process is typically repeated several times. The remaining waste is then processed to remove organic contamination through biological degradation. Total treatment of a cell takes approximately nine to twelve months. In the final stage, the remaining material is tested to ensure compliance with regulatory requirements. Thereafter, the material is transported to on-site stockpile areas.

     Under the terms of our new agreement with Newpark Resources, Inc., they are entitled to deliver specified volumes of waste to certain of our Louisiana landfarms until June 30, 2001. In return, Newpark has agreed to pay us at least $30.0 million. Subject to certain conditions, Newpark may extend the term of the new agreement for two additional one-year periods at an additional cost of approximately $8.0 million per year. As long as Newpark complies with the agreement, we are prohibited until June 30, 2001 from accepting from any customer other than Newpark any oilfield waste generated in a marine environment or transported in a marine vessel within the states of Louisiana, Texas, Mississippi and Alabama and the Gulf of Mexico. If the term of the new agreement is extended by Newpark, the term of the prohibition on our accepting this type of waste from other customers will also be extended for a corresponding period of time. See "Certain Transactions."

     Because of our contractual arrangements with Newpark, we are focusing our marketing efforts toward inland waste generators. We believe that by doing so we will be able to increase the total amount of oilfield waste that is delivered to the Oilfield Waste Division for processing and disposal.

     The Oilfield Waste Division operates five oilfield waste processing facilities and seven commercial saltwater injection wells. The following table sets forth certain information relating to each processing facility.

                                        AREA PERMITTED
                                         FOR OILFIELD      APPROXIMATE
                                             WASTE        SQUARE FOOTAGE
                                          PROCESSING        OF OFFICE
              LOCATION                   AND DISPOSAL       FACILITIES
Bateman Island, Louisiana............      115 acres           5,000
Bourg, Louisiana.....................      140 acres           5,000
Elm Grove, Louisiana.................      152 acres             500
Mermentau, Louisiana.................      277 acres          10,000
Bustamonte, Texas....................      120 acres           1,000

ACQUISITION PROGRAM

     We have pursued an aggressive acquisition program, acquiring 41 liquid waste management businesses from our inception in November 1996 through February 12, 1999. We believe that numerous additional acquisition candidates meeting our acquisition criteria, including "tuck-in" opportunities, exist within our existing markets and in new geographic markets.

     We have disciplined pre-acquisition review procedures for acquisition candidates, including legal, financial, engineering, operational and environmental reviews. The environmental reviews include, where appropriate, investigation of geologic, hydrogeologic and other site conditions, past and current operations (including types of waste processed and disposed of), design and construction records, permits, regulatory compliance history, regulatory agency records and available soil sampling, groundwater and air monitoring results. Our senior management is actively involved in identifying and evaluating acquisition candidates.

     In considering whether to proceed with an acquisition, we evaluate a number of factors, including:

     o The acquisition candidate's historical and projected financial results;

     o    Any expected synergies with one or more of our existing operations;

     o The proposed purchase price and the expected impact on our results of operations and our earnings per share;

     o Whether the candidate will enhance our ability to effect other acquisitions in the vicinity;

     o    The capabilities and experience of senior management of the candidate;

     o The candidate's customer service reputation and relationships with the local communities;

     o    The composition and size of the candidate's customer base;

     o    The types of services provided by the candidate; and

     o Whether the candidate has definable and controllable liabilities, including potential environmental liabilities.

     We also have a detailed process for integrating newly acquired businesses. This process is designed to achieve operating compatibility with maximum speed and efficiency, and with minimum disruption of ongoing business. Once a liquid waste management business is acquired, we implement programs and policies designed to reduce costs and improve operating efficiencies and overall profitability. For example, we replace the acquired business' computer systems with our own management reporting and control system. We typically seek to retain the acquired business' qualified managers and key employees, while consolidating certain overhead functions such as cash management, human resources, finance and insurance through our corporate offices.

     As consideration for future acquisitions, we intend to continue to use various combinations of our common stock and cash. The consideration for each future acquisition will vary on a case-by-case basis depending on our financial interests, the financial interests of the owners of the business to be acquired, and the historic operating results and future prospects of the business. After this offering and the application of the proceeds, we anticipate having approximately $183.8 million available under our credit facility. We also have 820,161 shares of common stock available for issuance under our acquisition shelf registration statement. In addition, we intend to register an additional 4,200,000 shares of common stock under the Securities Act of 1933 for use in connection with future acquisitions.

     The consideration for the businesses we have acquired since our inception consisted of cash, notes and shares of common stock. In addition, in some transactions, we agreed to pay additional consideration to the owners of the acquired business if the future pre-tax earnings of the acquired business exceed certain negotiated levels or other specified events occur.

     The following table provides a summary description of acquisitions that we completed through February 12, 1999.

ACQUISITIONS BY WASTEWATER DIVISION:

                                                                                                                  DATE
               SELLER                             TYPE OF BUSINESS              PRINCIPAL LOCATION              ACQUIRED
The Mesa Companies...................   Collection, Processing and Recovery     Dallas, Texas                     06/97
American WasteWater Inc..............   Collection, Processing and Recovery     Houston, Texas                    06/97
A&B Enterprises, Inc.................   Collection                              Dallas, Texas                     10/97
Re-Claim Environmental, Inc..........   Collection, Processing and Recovery     Houston, Texas                    10/97
Re-Claim Environmental Louisiana
  LLC................................   Collection, Processing and Recovery     Shreveport, Louisiana             10/97
E. Allison Enterprise, Inc...........   Processing                              Houston, Texas                    10/97
Waste Technologies, Inc..............   Collection, Processing and Recovery     San Antonio, Texas                12/97
Environment Management, Inc. (EMI)...   Collection, Processing and Recovery     Austin, Texas                     01/98
Suburban Wastewater Services, Inc....   Collection                              Braintree, Massachusetts          01/98
Trapmaster, Inc......................   Collection                              San Antonio, Texas                03/98
Bug Master Exterminating Service,
  Inc................................   Collection                              Austin, Texas                     03/98
Betts Pump Service, Inc..............   Collection                              Kemp, Texas                       04/98
Lindenborn Vacuum Services, Inc......   Collection                              McAllen, Texas                    04/98
Parallel Products....................   Collection, Processing and Recovery     Rancho Cucamonga, California      04/98
South Shore Pumping Corp.............   Collection                              Plymouth, Massachusetts           04/98
Reclamation Technology Management,
  Inc................................   Collection and Processing               Haltom City, Texas                04/98
Amigo Diversified Services, Inc......   Collection, Processing and Recovery     San Antonio, Texas                04/98
Waste Stream Environmental, Inc......   Collection, Processing and Recovery     Weedsport, New York               04/98
The National Solvent Exchange
  Corp...............................   Processing and Recovery                 Atlanta, Georgia                  04/98
Universal Waste and Transit..........   Collection and Processing               Tampa, Florida                    05/98
City Environmental, Inc..............   Collection and Processing               Detroit, Michigan                 05/98
Northern A-1 Sanitation Services,
Inc. ................................   Collection, Processing and Recovery     Kalkaska, Michigan                05/98
Advanced Management Systems, Inc.....   Collection and Processing               San Leon, Texas                   06/98
T&L Plumbing, Inc....................   Other                                   Dallas, Texas                     07/98

                                                                                                                  DATE
               SELLER                             TYPE OF BUSINESS              PRINCIPAL LOCATION              ACQUIRED
Bio-Vac, Inc.........................   Collection and Processing               Shreveport, Louisiana             07/98
Enterprise Mobile Waste Recovery,
  Inc................................   Collection and Processing               St. Louis, Missouri               07/98
Clean "B"..........................     Collection                              Donna, Texas                      08/98
Mr. Cesspool.........................   Collection                              East Greenwich, Rhode Island      08/98
Blow Bros............................   Collection                              Old Orchard Beach, Maine          09/98
Allied Septic Corp., Inc.............   Collection                              Jim Thorpe, Pennsylvania          09/98
First Source, Inc....................   Collection and Processing               Denville, New Jersey              09/98
D&H Holding Co., Inc.................   Collection and Processing               Hammond, Indiana                  10/98
Cactus Vacuum Truck Service, Inc.....   Collection                              Grand Prairie, Texas              11/98
Houston Tank Cleaning Service,
  Inc................................   Other                                   Houston, Texas                    12/98
Caldwell Environmental Unified
  Services...........................   Collection                              Acton, Massachusetts              12/98
A. Horman Sanitation.................   Collection                              N. Attleboro, Massachusetts       01/99
Gateway Terminal Service
  Corporation........................   Processing                              Carteret, New Jersey              01/99
Romic Environmental
  Technologies Corporation...........   Collection, Processing and Recovery     East Palo Alto, California        01/99
All-Around Vacuum Service............   Collection                              Houston, Texas                    01/99

ACQUISITIONS BY OILFIELD WASTE DIVISION:

                                                                                                                  DATE
               SELLER                             TYPE OF BUSINESS              PRINCIPAL LOCATION              ACQUIRED
Campbell Wells.......................   Processing and Disposal                 Lafayette, Louisiana              12/96
Newpark Environmental Services,
  Inc................................   Other                                   Morgan City, Louisiana            08/98

COMPETITION

     The liquid waste management industry is highly fragmented and very competitive. Competition is primarily on the basis of proximity to collection operations, collection and processing fees charged and quality of service. With respect to certain waste streams (such as oilfield waste, bulk liquids and dated beverages) we must compete with the generators of these waste streams, who continually evaluate the decision whether to use internal disposal methods or utilize a liquid waste management company such as us. We must also compete with area landfills for certain waste streams. We compete with Newpark Resources, Inc. and a number of smaller companies for oilfield waste produced on land in the Gulf Coast region.

     We believe that there are certain barriers to entry in the liquid waste industry. These barriers include the need for specially equipped facilities; licenses, permits and trained personnel necessary to operate these facilities; and formalized procedures for customer acceptance.

REGULATORY BACKGROUND

     Our business operations are affected both directly and indirectly by governmental regulations, including various federal, state and local pollution control and health and safety programs that are administered and enforced by regulatory agencies. These programs are applicable or potentially applicable to one or more of our existing operations. Although we intend to make capital expenditures to expand our liquid waste processing capabilities, we believe that we are not presently required to make material capital expenditures to remain in compliance with federal, state and local laws and regulations relating to the protection of the environment. See "Risk Factors -- Dependence Upon Oilfield Waste Exemption Under RCRA and Other Environmental Regulations" and
"-- Failure To Comply with Governmental Regulations."

  FEDERAL REGULATION

     The primary U.S. federal statutes affecting our business are summarized below:

     THE CLEAN WATER ACT. We treat and discharge wastewaters at our liquid waste facilities and at our oilfield waste landfarms. These activities are subject to the requirements of the Clean Water Act and comparable state statutes and federal and state enforcement of these regulations. The Clean Water Act regulates the discharge of pollutants into waters of the United States. The Clean Water Act establishes a system of standards, permits and enforcement procedures for the discharge of pollutants from industrial and municipal wastewater sources. The law sets treatment standards for industries and wastewater treatment plants and provides federal grants to assist municipalities in complying with the new standards. In addition to requiring permits for industrial and municipal discharges directly into the waters of the United States, the Clean Water Act also requires pretreatment of industrial wastewater before discharge into municipal systems. The Clean Water Act gives the EPA the authority to set pretreatment limits for direct and indirect industrial discharges. In addition, the Clean Water Act prohibits certain discharges of oil or hazardous substances and authorizes the federal government to remove or arrange for removal of such oil or hazardous substances. The Clean Water Act also requires the adoption of the National Contingency Plan to cover removal of such materials. Under the Clean Water Act, the owner or operator of a vessel or facility may be liable for penalties and costs incurred by the federal government in responding to a discharge of oil or hazardous substances.

     The Clean Water Act also has a significant impact on the operations of the Oilfield Waste Division's customers. EPA Region 6, which includes the Oilfield Waste Division's current market, continues to issue new and amended National Pollution Discharge Elimination System general permits further limiting or restricting substantially all discharges of produced water from the Oil and Gas Extraction Point Source Category into waters of the United States. The combined effect of all of these permits closely approaches a "zero discharge" standard affecting all waters except those of the Outer Continental Shelf. We and many industry participants believe that these permits and the requirements of the Clean Water Act may ultimately lead to a total prohibition of overboard discharge in the Gulf of Mexico.

     RCRA. RCRA is the principal federal statute governing hazardous and solid waste generation, treatment, storage and disposal. RCRA and state hazardous waste management programs govern the handling and disposal of "hazardous waste." The EPA has issued regulations pursuant to RCRA, and states have promulgated regulations under comparable state statutes, that govern hazardous waste generators, transporters and owners and operators of hazardous waste treatment, storage or disposal facilities. These regulations impose detailed operating, inspection, training and emergency preparedness and response standards and requirements for closure, financial responsibility, manifesting of wastes, record-keeping and reporting, as well as treatment standards for any hazardous wastes intended for land disposal. We do not accept RCRA-regulated hazardous waste at any of our liquid waste processing facilities other than the Detroit, Michigan, Tampa, Florida, East Palo Alto, California and Chandler, Arizona facilities. Consequently, the majority of our activities are not subject to the requirements adopted under Subtitle C of RCRA. Our facility in Detroit, Michigan has never been granted a permit under RCRA and is continuing to operate under interim status, as allowed by RCRA. In addition, our facility in East Palo Alto, California facility is operating under a RCRA permit that expired in 1991, but that allows for ongoing operations. With respect to both facilities, all necessary applications, renewal applications and other documentation were timely filed and applicable regulations allow the facilities to continue to operate. Furthermore, our subsidiary, Romic Environmental Technologies Corporation, has entered into an administrative consent order with the EPA relating to the cleanup of soil and groundwater contamination at its facility in East Palo Alto, California. See "-- Legal Proceedings."

     The Oilfield Waste Division's facilities treat and dispose of oilfield waste, which is exempt from classification as a RCRA-regulated waste. At various times in the past, proposals have been made to rescind the exemption that excludes oilfield waste from regulation under RCRA. The repeal or modification of this exemption by administrative, legislative or judicial process would require us to change our method of doing business and could have a material adverse effect on our business, results of operations and financial condition. There is no assurance that we would have the capital resources available to do so, or that we would be able to adapt our operations.

     RCRA also indirectly affects our operations by prohibiting the disposal of certain liquid wastes in landfills. This prohibition increases demand for the services provided by the Wastewater Division.

     CERCLA. The Comprehensive Environmental Response, Compensation and Liability Act, as amended in 1986 ("CERCLA"), provides for immediate response and removal actions coordinated by the EPA for releases of hazardous substances into the environment and authorizes the government, or private parties, to respond to the release or threatened release of hazardous substances. The government may also order persons responsible for the release to perform any necessary cleanup. Liability extends to the present owners and operators of waste disposal facilities from which a release occurs, persons who owned or operated such facilities at the time the hazardous substances were released, persons who arranged for disposal or treatment of hazardous substances and waste transporters who selected such facilities for treatment or disposal of hazardous substances. CERCLA has been interpreted to create strict, joint and several liability for the cost of removal and remediation, other necessary response costs and damages for injury to natural resources.

     If our operations or facilities are responsible for the release of or improper disposal of hazardous substances, we could incur CERCLA liability. We may also incur CERCLA liability as a result of environmental contamination caused by hazardous substances, the transportation, treatment or disposal of which we arranged or which was arranged by the owners of a business that we have acquired.

     Other than the administrative consent orders and agreements entered into by our Romic subsidiary with respect to three drum reconditioning or disposal sites to which it delivered waste, we are not aware of any claims against us or any of our subsidiaries that are based on CERCLA. See "--Legal Proceedings." Nonetheless, the identification of any additional sites at which cleanup action is required could subject us to liabilities which could have a material adverse effect on our business, results of operations and financial condition.

     THE CLEAN AIR ACT. The Clean Air Act provides for federal, state and local regulation of emissions of air pollutants into the atmosphere. Any modification or construction of a facility with regulated air emissions must be a permitted or authorized activity. The Clean Air Act provides for administrative and judicial enforcement against owners and operators of regulated facilities, including substantial penalties. In 1990, the Clean Air Act was reauthorized and amended, substantially increasing the scope and stringency of the Clean Air Act's regulations. Compliance with the Clean Air Act is not expected to have a material adverse effect on our business, results of operations or financial condition.

  STATE AND LOCAL REGULATIONS

     Our liquid waste processing facilities are subject to direct regulation by a variety of state and local authorities. Typically, we are required to obtain processing, wastewater discharge and air quality permits from state and local authorities to operate these facilities and to comply with applicable regulations concerning, among other things, the generation and discharge of odors and wastewater.

     Order 29-B of the Louisiana Department of Natural Resources contains extensive rules regarding the generation, processing, storage, transportation and disposal of oilfield waste. Under Order 29-B, on-site disposal of oilfield waste is limited and subject to stringent guidelines. If these guidelines cannot be met, oilfield waste must be transported and disposed of off-site in accordance with the provisions of Order 29-B. Moreover, under Order 29-B, most, if not all, active waste pits (a typical on-site disposal method used by inland generators of oilfield waste) must be closed or modified to meet regulatory standards; however, full enforcement of this portion of Order 29-B has been deferred. The Texas Railroad Commission has also adopted detailed requirements for the management and disposal of oilfield waste. Permits issued by state regulatory agencies are required for each oilfield waste treatment facility operating within Louisiana and Texas. We must perform tests before acceptance of any oilfield waste, as well as during and after treatment to ensure compliance with all regulatory requirements. Short-term emergency rules recently adopted by the Louisiana Department of Natural Resources have increased the pre-treatment testing to be conducted on oilfield waste delivered to our Louisiana landfarms.

     The closure of all of our landfarms is also regulated by state authorities. In general, closure of a landfarm involves a multi-phase process whereby all injection wells at the landfarm are plugged and abandoned, all surface equipment is removed from the site, the treatment cells and perimeter containment levees are removed and the surface of the site is contoured and vegetated. Additional regulatory requirements include monitoring the surface runoff water, the soil pore water and the groundwater for a period of five years. If, after five years, the water quality meets the requirements specified in the state regulations, the site is certified as closed.

     The states in which we operate have their own laws and regulations that may be more strict than comparable federal laws and regulations governing hazardous and nonhazardous waste disposal, water and air pollution, releases and cleanup of hazardous substances and liabilities for such matters. Our facilities and operations are likely to be subject to many, if not all, of these laws and regulations. In addition, states and localities into which we may expand, by acquisition or otherwise, may now or in the future have regulations with positive or negative effects on us. It is possible that state or local regulations could adversely affect our execution of our acquisition strategy.

RISK MANAGEMENT

     Our business exposes us to substantial risks. For example, our services routinely involve the handling, storage and disposal of nonhazardous regulated materials and wastes and, in some cases, the handling of hazardous materials and wastes for our customers who are the generators of the wastes. We could be held liable for improper cleanup and disposal, which liability could be based upon statute, negligence, strict liability, contract or otherwise. In addition, we often are required to indemnify our customers or other third parties against certain risks related to the services performed by us, including damages resulting from environmental contamination.

     We have implemented various procedures designed to ensure compliance with applicable regulations and reduce the risk of damage or loss. These include specified handling procedures and guidelines for regulated wastes, ongoing training and monitoring of employees and maintenance of insurance coverage. We carry a broad range of insurance coverage that we consider adequate for the protection of our assets and operations. This coverage includes general liability, comprehensive property damage, workers' compensation and other coverage customary in our industry; however, this insurance is subject to coverage limits and certain policies exclude coverage for damages resulting from environmental contamination. Although there are currently numerous sources from which liability insurance may be obtained, it may not continue to be available to us on commercially reasonable terms or the possible types of liabilities that may be incurred by us may not be covered by our insurance. In addition, our insurance carriers may not meet their obligations under the policies or the dollar amount of the liabilities may exceed our policy limits. A claim that is not covered or only partially covered by insurance could have a material adverse effect on our business, results of operations and financial condition.

PROPERTIES

     Our corporate offices are located in Houston, Texas. The corporate offices consist of approximately 12,115 square feet of office space occupied under a lease which expires on June 1, 2002.

     In addition to the facilities described above in " -- Operations and Services Provided," we also own a facility in Lacassine, Louisiana consisting of approximately 8,000 square feet of office and equipment storage space and approximately 130 acres of undeveloped land that was previously used for landfarming of oilfield waste and naturally occurring radioactive material ("NORM"). In January 1997, we ceased accepting NORM at the Lacassine facility and began taking the steps necessary to close this facility in accordance with Louisiana law. We also own a facility in Kansas City, Missouri that was previously used for storage and bulking of various hazardous wastes and a facility in Roseville, Michigan that was previously used for fuel blending and solvent recycling. The Kansas City and Roseville facilities have not been operational since 1992 and we have no plans to resume operations at either of these facilities.

     The Wastewater Division owns other real estate, buildings and physical properties that it uses in its liquid waste collection operations. The Wastewater Division also leases certain of its collection and transportation facilities and administrative offices.

     All of our facilities satisfy our present needs; however, as part of our internal growth strategy, we intend to expand the capacity and processing capabilities of certain of our liquid waste processing facilities and increase the number and types of permitted waste streams of such facilities. We believe that the remaining capacity of each of the landfarms that we lease is sufficient for at least 25 years; which, in each case, exceeds the remaining term (including options) of the lease agreement for such facility. We also believe that the remaining capacity at each of the landfarms that we own is sufficient for at least 25 years.

LEGAL PROCEEDINGS

     On August 7, 1998, we settled substantially all of the claims asserted against us in the four lawsuits relating to our Bourg, Louisiana landfarm. Under the terms of the settlement, we agreed to expand the buffer zone and build a berm along the western boundary of our landfarm. The cost of these actions will not be material to our operating results.

     This settlement does not resolve certain claims asserted against us by Acadian Shipyard, Inc., a local barge company, in the FRILOUX ET AL. V. CAMPBELL WELLS CORPORATION case pending in the 17th Judicial District Court for the Parish of Lafourche, Louisiana. In the FRILOUX case, we asserted various claims for indemnity and/or contribution against Acadian. Thereafter, in July 1998, Acadian filed various counterclaims against us including, without limitation, claims for defamation of business reputation and conspiracy to damage Acadian's business reputation. In addition, Acadian requested unspecified monetary damages allegedly suffered as a result of alleged environmental contamination in connection with the ongoing operations at the Bourg, Louisiana landfarm. We deny that we have any liability to Acadian and intend to vigorously defend against these claims. We do not believe that this action will have a material adverse effect on our business, results of operations or financial condition.

     Prior to its acquisition by the Company, Romic Environmental Technologies Corporation had entered into an administrative consent order with the EPA relating to the cleanup of soil and groundwater contamination at its facility in East Palo Alto, California. A remedial investigation of the facility has been completed by Romic and forwarded to the EPA. Romic is in the process of preparing a corrective measures study for the facility and anticipates that this study will be submitted to the EPA in March 1999. The EPA will then review the corrective measures study and select a plan for final site remediation. Based upon the information gathered from these studies, Romic's estimated costs for this site are expected to be $3.3 million, paid over the next 30 years. These estimated costs have been discounted for present value considerations at a rate of 5.6% to establish a reserve of $2.2 million. However, due to the complex, ongoing and evolving process of investigating and remediating the facility, Romic's actual costs may exceed the amount reserved.

     Prior to its acquisition by the Company, Romic had been notified by the EPA and the California Department of Toxic Substances Control that it was a potentially responsible party under applicable environmental legislation with respect to the Bay Area Drum Superfund Site in San Francisco, California, the Lorentz Barrel and Drum Superfund Site in San Jose, California and the Casmalia Resources Hazardous Waste Management Facility located near Santa Barbara, California, each of which was a drum reconditioning or disposal site previously used by Romic. With respect to each of these sites, Romic and a number of other potentially responsible parties have entered into administrative consent orders and agreements allocating each party's respective share of the cost of remediating the sites. Romic's share under these consent orders and agreements is as follows: Bay Area -- 6.872%; Lorentz -- 5.62% and Casmalia
Resources -- 0.29%. Based upon the studies and remedial actions completed, Romic's share of the estimated costs for these sites is expected to be $821,000, paid over the next ten years. These estimated costs have been discounted for present value considerations at a rate of 5.6% to establish a reserve of $775,000. However, due to the complex, ongoing and evolving process of investigating and remediating these sites, Romic's actual costs may exceed the amount reserved.

     With regard to the Casmalia Resources site, if adequate funding is not obtained by the EPA from certain sources to fund additional remedial phases for which Romic and other potentially responsible parties have not been released from liability, Romic could incur additional costs of up to $400,000 which would likely be disbursed over 30 years. No reserve has been established by Romic for this loss contingency.

     We are, from time to time, a party to litigation arising in the normal course of our business, most of which involves claims for personal injury or property damage incurred in connection with our operations. We are not currently involved in any litigation that we believe will have a material adverse effect on our business, results of operations or financial condition.

EMPLOYEES

     At February 1, 1999, we employed approximately 1,200 persons full-time. We are a party to only one collective bargaining agreement covering approximately 45 of our employees. We believe that our relationships with our employees are satisfactory.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning our directors and executive officers.

             NAME                AGE                 POSITION
Michael P. Lawlor(a)..........   59  Chairman of the Board and Chief
                                     Executive Officer
W. Gregory Orr(a).............   43  Director, President and Chief Operating
                                     Officer
Earl J. Blackwell.............   56  Chief Financial Officer, Senior Vice
                                     President -- Finance and Secretary
Gary J. Van Rooyan............   53  Vice President and General Counsel
Thomas B. Blanton(b)..........   52  Director
James F. McEneaney,              60  Director
  Jr.(c)(d)(e)................
William A. Rothrock              46  Director
  IV(b)(d)(e).................
Alfred Tyler 2nd(c)(d)(e).....   56  Director
John N. Hatsopoulos(b)........   64  Director
Roger A. Ramsey(a)............   60  Director

-----------------------------

(a) Term on Board expires in 2000.

(b) Term on Board expires in 1999.

(c) Term on Board expires in 2001.

(d) Member of Audit Committee.

(e) Member of Compensation Committee.

     MICHAEL P. LAWLOR has served as a director of the Company since June 1997. On August 25, 1997, Mr. Lawlor assumed the positions of Chairman of the Board and Chief Executive Officer of the Company. From March 1996 to August 1997, Mr. Lawlor was a private investor. Mr. Lawlor has over 25 years of experience in the environmental services industry. From December 1992 to March 1996, Mr. Lawlor was Chief Executive Officer and a director of ITEQ, Inc. f/k/a Air-Cure Technologies, Inc., a manufacturer of air treatment and air moving and process systems, equipment and components. From 1970 to 1992, Mr. Lawlor held various positions with Browning-Ferris Industries, Inc., a national waste services company. Mr. Lawlor started with Browning-Ferris in 1970, became a corporate officer in 1978, and from 1970 to 1988 was responsible for all of Browning-Ferris' landfill operations, during which time total landfill revenues grew from $1 million to $500 million annually. Mr. Lawlor was the Chairman of the Wildlife Habitat Enhancement Council, a nonprofit conservation organization, from 1992 to 1996.

     W. GREGORY ORR is a co-founder of the Company and served as Chairman of the Board, Chief Executive Officer and President of the Company from November 1996 to August 1997. Mr. Orr currently serves as a director and the Chief Operating Officer and President of the Company. From 1995 until December 1996, Mr. Orr was the President and Chief Operating Officer of Campbell Wells L.P. and Campbell Wells NORM, L.P., wholly-owned subsidiaries of Sanifill, Inc. From 1990 to 1991, Mr. Orr was Regional Vice President of Sanifill's Atlantic Region, and from 1991 to 1995, Mr. Orr was a Vice President of Operations of Sanifill. From 1981 to 1989, Mr. Orr served in various capacities with Browning-Ferris, including Divisional Vice President.

     EARL J. BLACKWELL is a co-founder of the Company and has served as Chief Financial Officer, Senior Vice President -- Finance and Secretary of the Company from November 1996 to the present. From 1991 to December 1996, Mr. Blackwell was a Divisional Chief Financial Officer for Sanifill and controller for Campbell Wells, L.P. and Campbell Wells NORM, L.P. During this time, Mr. Blackwell was responsible for organizing and managing the financial and administrative functions of this division including the design, installation and management of a financial reporting and management system interfacing with Sanifill's general accounting system.

     GARY J. VAN ROOYAN became Vice President and General Counsel of the Company in September 1998. Mr. Van Rooyan has been engaged in the practice of law for over 23 years, nearly 13 of which have been in the waste industry. From August 1996 until September 1998, Mr. Van Rooyan was Senior Corporate Counsel for Browning-Ferris. From 1986 until August 1996, Mr. Van Rooyan held positions as Regional General Counsel for various regions of Browning-Ferris. From 1981 through 1985, Mr. Van Rooyan served as Senior Counsel for the Dresser Atlas Oilfield Services Group of Dresser Industries. From 1975 until 1981, Mr. Van Rooyan was engaged in the private practice of law.

     THOMAS B. BLANTON has been a director of the Company since June 1997. From June 1997 to January 1999, Mr. Blanton also served as a Divisional Vice President of the Company. From 1991 to June 1997, Mr. Blanton served as the sole director and President of each of the Mesa Companies, three businesses acquired by the Company in June 1997. Mr. Blanton has owned and operated fats and oils businesses for over 30 years. Mr. Blanton's term on the Board of Directors expires in 1999 and Mr. Blanton has advised us that he does not intend to accept a nomination for another term on the Board.

     JAMES F. MCENEANEY, JR. became a director of the Company in October 1997. He is the retired President and Chief Operating Officer of Ryland Homes, positions he held from 1980 to 1992. Mr. McEneaney also served as Executive Vice President and a director of The Ryland Group, Inc. from 1981 to 1993. Mr. McEneaney also was a founder of The Fortress Group, Inc., which was organized to consolidate home builders in North America. He served as the company's Chief Executive Officer from July 1995 through December 1995, and as a member of its Board of Directors from 1995 until May 1997. Since August 1993, Mr. McEneaney has served as the President of MacCan Associates, Inc., a management consulting firm. Currently, Mr. McEneaney serves as Vice Chairman of the Board of Anne Arundel Health Systems, Inc.

     WILLIAM A. ROTHROCK IV became a director of the Company in June 1997. Since 1990, he has been Vice President -- Business Development for Sanifill and, subsequently, Waste Management, Inc. From 1984 to 1990, Mr. Rothrock was Divisional Vice President -- Landfill Marketing for Browning-Ferris.

     ALFRED TYLER 2ND became a director of the Company in June 1997. Mr. Tyler has over 20 years experience in the environmental services industry, most recently as the President and Chief Executive Officer of Enviro-Gro Technologies, a provider of sludge management services. In late 1992, Enviro-Gro was sold to Wheelabrator Technologies and Mr. Tyler resigned his positions to manage his other investments. From 1989 to the present, Mr. Tyler has been the President and the sole stockholder of Weston Investments, Inc., a private investment company. Mr. Tyler is also the President of Days Cove Reclamation Company, a landfill operation and construction company, and a partner and managing director of Bedford Capital Corporation, a New York consulting firm.

     JOHN N. HATSOPOULOS became a director of the Company in December 1998. Mr. Hatsopoulos is the Vice Chairman of the Board of Directors of Thermo Electron Corporation. Mr. Hatsopoulos served as Thermo Electron's President from 1997 until 1999, and as its Chief Financial Officer and Executive Vice President from 1988 until 1997. Currently, Mr. Hatsopoulos is a member of the Board of Directors of Thermedics Inc., Thermo Fibertek Inc., Thermo Instrument Systems Inc., Thermo Power Corp., ThermoTrex Corp., Thermo Terratech Inc., Thermo Ecotek Corp., Thermedics Detection and Metrika Systems Corp. In addition, he is a member of the Board of Directors of the NASDAQ/AMEX Stock Exchange, Lois/USA Inc. and Premier, Inc., a privately held organization of hospitals and health systems.

     ROGER A. RAMSEY became a director of the Company in January 1999. Mr. Ramsey is the retired Chairman and Chief Executive Officer of Allied Waste Industries, Inc., positions he held from 1990 through 1998. Mr. Ramsey is a member of the Board of Directors of Allied Waste. In addition, Mr. Ramsey is a member of the Texas Christian University Board of Trustees and a director of several private corporations.

                              CERTAIN TRANSACTIONS

     In December 1996, we acquired five oilfield waste landfarms and landfills from Campbell Wells, L.P., Campbell Wells NORM, L.P. and Sanifill, Inc., each of which is now a wholly-owned subsidiary of Waste Management, Inc. In consideration for these assets, we issued to Sanifill a $27.8 million promissory note and a transferable 10-year warrant for the purchase of one million shares of common stock at an exercise price of $2.00 per share. In December 1997, we paid the Sanifill promissory note in full.

     The Sanifill warrant grants its holder "piggyback" registration rights to include shares of common stock purchased upon exercise of the Sanifill warrant in any registration statement that we file under the Securities Act of 1933 with respect to an offering of common stock for our own account or for the account of any of our securities holders. Other than as described in "Principal and Selling Stockholders," Sanifill has waived its right to have any shares registered in connection with this offering.

     In connection with the Campbell Wells acquisition described above, we also acquired a long-term disposal agreement and certain related agreements with Newpark Resources, Inc. During 1998, a dispute arose between the Company and Newpark concerning Newpark's obligations under the disposal agreement. In September 1998, we terminated the long-term disposal agreement and entered into a new 33-month agreement. In the new agreement, Newpark agreed to pay us at least $30.0 million. Newpark paid us $3.0 million in September 1998 and an additional $5.0 million between October 1, 1998 and February 12, 1999. The remaining amounts are required to be paid to us in monthly installments continuing through June 2001. Under the terms of the new agreement, Newpark has the right, but not the obligation, to deliver specified volumes of waste to certain of our Louisiana landfarms for a period of three years without additional cost. Subject to certain conditions, Newpark may extend the term of the new agreement for two additional one-year terms at an additional cost of approximately $8.0 million per year.

     In addition, we also agreed that, until June 30, 2001, we would not (1) accept from any customer other than Newpark any oilfield waste generated in a marine environment or transported in a marine vessel, or (2) engage in the site remediation and closure business, in each case within the states of Louisiana, Texas, Mississippi and Alabama and the Gulf of Mexico. If the term of the new agreement is extended by Newpark, the term of the prohibition on our accepting this type of waste from other customers will also be extended for a corresponding period of time.

     As part of our agreement with Newpark, we also secured the right to immediately enter into the business of cleaning tanks, barges and other vessels and containers used in the storage and transportation of oilfield waste and acquired certain assets used in this business in exchange for a total price of $2.2 million. We are currently operating this business at two locations in Louisiana. Prior to the settlement, we were contractually prohibited from engaging in this cleaning business within the states of Louisiana, Texas, Mississippi and Alabama and the Gulf of Mexico.

     On December 31, 1998, we sold to a company owned by Thomas B. Blanton, a director of the Company, substantially all of the assets used in the distribution of various grades of fats, oils and feed proteins. These by-products have been sold by the Company primarily to producers of livestock feed and various chemicals located in Mexico. The purchase price for these assets was approximately $1.7 million, of which approximately $1.1 million is payable in March 1999. The remainder of the purchase price is payable in monthly installments continuing through February 1, 2004. In connection with this sale, we also agreed, for a period of one year, to sell to Mr. Blanton's company all fats, oils and feed proteins that we recover from certain waste streams and that conform to certain specifications. Mr. Blanton's company may extend this supply agreement for four additional one-year terms. We believe that the terms of this transaction are as favorable to us as could have been negotiated with an unaffiliated party.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of February 12, 1999, as adjusted to reflect the sale of the shares offered hereby, by (1) each of our directors, (2) each of our executive officers, (3) all directors and executive officers as a group, and
(4) each selling stockholder. Unless otherwise indicated, all persons listed have an address c/o our principal executive offices and have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

                                           SHARES OWNED                       SHARES OWNED
                                           PRIOR TO THIS                       AFTER THIS
                                             OFFERING                          OFFERING(A)
                                       ---------------------    SHARES    ---------------------
                                         NUMBER      PERCENT    OFFERED     NUMBER      PERCENT
Michael P. Lawlor(b).................      250,100      1.9%      --          250,100      1.6%
W. Gregory Orr(c)(d).................      621,000      4.8       --          621,000      3.9
Earl J. Blackwell(d)(e)..............      355,000      2.7       --          355,000      2.2
Gary J. Van Rooyan...................           10       *        --               10       *
Thomas B. Blanton....................      675,260      5.2     125,000       550,260      3.5
William A. Rothrock IV(f)............      113,750       *        --          113,750       *
Alfred Tyler 2nd(g)..................       20,000       *        --           20,000       *
James F. McEneaney, Jr.(h)...........       20,000       *        --           20,000       *
John N. Hatsopoulos(i)...............       15,000       *        --           15,000       *
Roger A. Ramsey(j)...................       10,400       *        --           10,400       *
Sanifill, Inc.(k)(d).................    1,000,000      7.2       --        1,000,000      5.9
All executive officers and directors
  as a group (10 persons)(l).........    2,080,520     15.8     125,000     1,955,520     12.2

-----------------------------

 * Less than one percent.

(a) Adjusted to reflect the sale of shares of common stock offered hereby, assuming the underwriters' over-allotment option is not exercised.

(b) Includes 100,000 shares which Mr. Lawlor has the right to acquire pursuant to the terms of a stock option granted by the Company to him.

(c) Includes 250,000 shares held by The Wiley Gregory & Genene M. Orr Family LLC, a limited liability company, over which Mr. Orr, as the manager, has sole voting and investment power, 15,000 shares held by Mr. Orr's wife, Genene Orr, 15,000 shares held by Mr. Orr's wife as custodian for two of Mr. Orr's children, and 7,500 shares held individually by one of Mr. Orr's children. Mr. Orr disclaims beneficial ownership of all shares held individually by his children.

(d) The underwriters have an option to purchase 125,000 shares from Mr. Orr, 50,000 shares from Mr. Blackwell and 275,000 shares from Sanifill, Inc. to cover over-allotments, if any.

(e) Includes 180,000 shares held by The Earl J. and Christine J. Blackwell Family LLC, a limited liability company, over which Mr. Blackwell, as the manager, has sole voting and investment power and 100,000 shares held in an individual retirement account for the benefit of Mr. Blackwell.

(f) Includes 41,250 shares which Mr. Rothrock has the right to acquire pursuant to the terms of certain stock options granted by the Company to him. Excludes 62,500 shares issuable pursuant to a stock option granted to Mr. Rothrock, which vests upon the successful completion of certain corporate development business activities.

(g) Includes 20,000 shares which Mr. Tyler has the right to acquire pursuant to the terms of certain stock options granted by the Company to him.

(h) Includes 19,000 shares which Mr. McEneaney has the right to acquire pursuant to the terms of certain stock options granted by the Company to him.

(i) Includes 15,000 shares which Mr. Hatsopoulos has the right to acquire pursuant to the terms of certain stock options granted by the Company to him.

(j) Includes 10,000 shares which Mr. Ramsey has the right to acquire pursuant to the terms of a stock option granted by the Company to him.

(k) Represents shares which Sanifill has the right to acquire pursuant to the terms of a warrant granted by the Company to Sanifill. Sanifill's address is 1001 Fannin Street, Suite 4000, Houston, Texas 77002.

(l) Excludes 62,500 shares subject to the corporate development option granted to Mr. Rothrock.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement, dated March 11, 1999, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Deutsche Bank Securities Inc., First Security Van Kasper and Sanders Morris Mundy Inc., have severally agreed to purchase from us and the selling stockholder the number of shares set forth opposite their names below:

                                        NUMBER OF
UNDERWRITERS:                             SHARES
  Donaldson, Lufkin & Jenrette
     Securities Corporation..........    1,950,000
  Deutsche Bank Securities Inc. .....      750,000
  First Security Van Kasper..........      150,000
  Sanders Morris Mundy Inc...........      150,000
                                        ----------
     Total...........................    3,000,000
                                        ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.60 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to certain other dealers. After the initial offering of the shares to the public, the representatives may change the public offering price and such concessions.

     The following table shows the underwriting fees to be paid to the underwriters by the Company and the selling stockholders in connection with this offering. The fees to be paid by the selling stockholders are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                 PAID BY SELLING
                                                                   STOCKHOLDERS
                                                           ----------------------------
                                        PAID BY COMPANY      NO EXERCISE        FULL
Per share............................     $      1.05         $    1.05      $     1.05
Total................................     $ 3,018,750         $ 131,250      $  603,750

     We will pay the offering expenses, estimated to be $600,000.

     Certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 450,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriters' initial purchase commitment.

     The Company and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation and a member of the selling group, is facilitating the distribution of the shares sold in this offering over the Internet. The underwriters have agreed to allocate a limited number of shares to DLJDIRECT Inc. for sale to brokerage account holders.

     The Company, each of the selling stockholders and the executive officers and directors of the Company, and certain stockholders of the Company have agreed, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. In addition, during this period, we have also agreed not to file any registration statement with respect to, and each of our executive officers, directors and certain stockholders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. The agreements described in the preceding sentence do not apply, however, with respect to the shares covered by the shelf registration statement that we filed in September 1997. In addition, we are permitted and intend to register an additional 4,200,000 shares of our common stock under the Securities Act of 1933 for use in connection with future acquisitions.

     Donaldson Lufkin & Jenrette Securities Corporation served as lead manager and Deutsche Bank Securities Inc., First Security Van Kasper and Sanders Morris Mundy Inc. served as co-managers of our June 1998 public offering for which they received customary fees and expenses. First Security Van Kasper and Sanders Morris Mundy Inc. served as co-managers of our initial public offering for which they received customary fees and expenses and were each granted a warrant to purchase 56,250 shares of our common stock at $11.40 per share. In May 1997, we engaged Sanders Morris Mundy Inc. to assist us in, among other things, developing and implementing our acquisition program. For their services, we issued to Sanders Morris Mundy Inc. a warrant to purchase 37,500 shares of our common stock at $9.50 per share. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any such shares be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

     In connection with this offering, certain underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock on the open market to cover syndicate short positions or stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in any of these activities and may end any of these activities at any time.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission ("SEC") allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock included in this offering.

     o    Annual Report on Form 10-K for the year ended December 31, 1997;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

     o Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, as amended on August 28, 1998;

     o Quarterly Report on Form 10-Q for the quarter ended September 30, 1998;

     o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 11, 1997 pursuant to Section 12 of the Securities Exchange Act of 1934;

     o    Current Report on Form 8-K filed with the SEC on April 30, 1998;

     o Current Report on Form 8-K filed with the SEC on May 6, 1998, as amended on June 2, 1998;

     o Current Report on Form 8-K filed with the SEC on May 22, 1998, as amended on June 2, 1998;

     o    Current Report on Form 8-K filed with the SEC on September 25, 1998;
          and

     o Current Report on Form 8-K filed with the SEC on January 29, 1999, as amended on February 16, 1999.

     You may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address:

                             Mr. Gary J. Van Rooyan
                       Vice President and General Counsel
                                U S Liquids Inc.
                   411 N. Sam Houston Parkway East, Suite 400
                              Houston, Texas 77060
                              Tel: (281) 272-4500

                             AVAILABLE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC's web site at "http://www.sec.gov."

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the SEC, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                                 LEGAL MATTERS

     Our counsel, Hartzog Conger & Cason, Oklahoma City, Oklahoma, will give an opinion that the shares of common stock covered by this prospectus are valid. In connection with the offering, McDermott, Will & Emery, Chicago, Illinois, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     The audited financial statements included elsewhere or incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving these reports.

                        [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

                                           PAGE
                                           ----

U S LIQUIDS INC. PRO FORMA

     Introduction to Unaudited Pro Forma
      Financial Statements..............    F-2

     Pro Forma Balance Sheet
      (unaudited).......................    F-3

     Notes to Pro Forma Balance Sheet
      (unaudited).......................    F-4

     Pro Forma Statements of Operations
      (unaudited).......................    F-5

     Notes to Pro Forma Statements of
      Operations (unaudited)............    F-8

                                U S LIQUIDS INC.
            INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements present the balance sheet and statement of operations data from the consolidated financial statements of U S Liquids Inc. (U S Liquids or the Company) combined with the historical financial data of companies acquired by the Company from its initial public offering through February 12, 1999 (the "Acquired Companies") as follows: (i) the unaudited pro forma balance sheet includes the historical consolidated balance sheet data of U S Liquids at September 30, 1998 combined with those of the Acquired Companies acquired after September 30, 1998 as if each had been acquired on September 30, 1998 and (ii) the unaudited pro forma statements of operations for the year ended December 31, 1997 and for the nine months ended September 30, 1997 and 1998 include the historical consolidated statements of operations of U S Liquids for the respective periods combined with those of all Acquired Companies, as if each had been acquired on January 1, 1997. Additionally, the effects of the Company's initial public offering of 1,725,000 shares, its public offering of 3,450,000 shares in June 1998 and its current public offering of 2,875,000 shares (the "Offering") and the application of the net proceeds from these offerings are included in the unaudited pro forma financial statements as if they had each occurred on January 1, 1997. The statement of operations data present depreciation and amortization expenses separately from operating expenses and selling, general and administrative expenses. Depreciation and amortization expenses are included in the operating expense and selling, general and administrative expense captions set forth in the audited financial statements that are filed separately and incorporated by reference in this prospectus.

     The pro forma financial statements include certain adjustments to the historical financial statements of the Acquired Companies, including adjustments to depreciation and amortization expenses to reflect purchase price allocations, adjustments to interest expense to reflect debt issued in connection with the acquisitions, and certain reductions of salaries and benefits payable to the previous owners of the Acquired Companies. With respect to these reductions in salaries and benefits payable to previous owners, the Company has preliminarily analyzed the savings that it expects to be realized. To the extent the former owners of the Acquired Companies have agreed prospectively to reductions in salary, bonuses and benefits, these reductions have been reflected in the pro forma statements of operations. With respect to other expected potential cost savings, U S Liquids has not and cannot quantify these savings and, accordingly, they have not been included in the pro forma financial information of the Company.

     The pro forma adjustments are based on preliminary estimates, available information and certain assumptions and may be revised as additional information becomes available. The pro forma financial statements do not purport to represent what the Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates or project the Company's financial position or results of operations for any future period. Since the Company and the Acquired Companies were not under common control or management for all periods, the pro forma financial results may not be comparable to, or indicative of, future performance. The unaudited pro forma financial statements should be read in conjunction with the other financial statements and notes thereto incorporated by reference in this prospectus, as well as information included under the headings "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere herein.

                                U S LIQUIDS INC.
                      PRO FORMA BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)

                                                                        SEPTEMBER 30, 1998
                                      --------------------------------------------------------------------------------------
                                       HISTORICAL    ACQUIRED       PRO FORMA                    OFFERING        PRO FORMA
                                      CONSOLIDATED   COMPANIES   ADJUSTMENTS(A)    PRO FORMA   ADJUSTMENTS      AS ADJUSTED
                                      ------------   ---------   ---------------   ---------   ------------     ------------
               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........   $  4,827      $   768       $              $   5,595     $ 56,756(b)      $  5,595
                                                                                                  (56,756)(c)
  Accounts receivable, net of
     allowance.......................     28,502        7,616                         36,118                        36,118
  Inventories........................      1,190          550             (49)         1,691                         1,691
  Prepaid expenses and other current
     assets..........................      4,276        1,932            (375)         5,833                         5,833
                                      ------------   ---------   ---------------   ---------   ------------     ------------
          Total current assets.......     38,795       10,866            (424)        49,237       --               49,237
PROPERTY, PLANT AND EQUIPMENT, net...     78,275       17,968          (1,077)        95,166                        95,166
INTANGIBLE ASSETS, net...............    102,256        --             47,443        149,699                       149,699
OTHER ASSETS, net....................      1,991        1,236                          3,227                         3,227
                                      ------------   ---------   ---------------   ---------   ------------     ------------
          Total assets...............   $221,317      $30,070       $  45,942      $ 297,329     $ --             $297,329
                                      ============   =========   ===============   =========   ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term
     obligations.....................   $  4,564      $ 2,515       $  (1,185)     $   5,894     $                $  5,894
  Accounts payable...................     11,079        2,959                         14,038                        14,038
  Accrued liabilities................     15,399        2,709              18         18,126                        18,126
  Current portion of contract reserve
     and deferred revenue............      5,298        --                             5,298                         5,298
                                      ------------   ---------   ---------------   ---------   ------------     ------------
          Total current
          liabilities................     36,340        8,183          (1,167)        43,356       --               43,356
LONG-TERM OBLIGATIONS, net of current
  maturities.........................     43,910        3,782          43,976         91,668      (56,756)(c)       34,912
CELL PROCESSING RESERVE..............      5,765        --                             5,765                         5,765
CLOSURE AND REMEDIATION RESERVES.....      6,494        3,887                         10,381                        10,381
CONTRACT RESERVE.....................      8,248        --              5,155         13,403                        13,403
DEFERRED INCOME TAXES................      1,695        --                500          2,195                         2,195
                                      ------------   ---------   ---------------   ---------   ------------     ------------
          Total liabilities..........    102,452       15,852          48,464        166,768      (56,756)         110,012
                                      ------------   ---------   ---------------   ---------   ------------     ------------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock.......................        123           21             (16)           128           29(b)           157
  Additional paid-in capital.........    108,043        --             11,691        119,734       56,727(b)       176,461
  Retained earnings..................     10,699       11,090         (11,090)        10,699                        10,699
  Other owners' equity...............     --            3,107          (3,107)        --                            --
                                      ------------   ---------   ---------------   ---------   ------------     ------------
          Total stockholders'
          equity.....................    118,865       14,218          (2,522)       130,561       56,756          187,317
                                      ------------   ---------   ---------------   ---------   ------------     ------------
          Total liabilities and
             stockholders' equity....   $221,317      $30,070       $  45,942      $ 297,329     $ --             $297,329
                                      ============   =========   ===============   =========   ============     ============

       The accompanying notes are an integral part of this pro forma financial statement.

                                U S LIQUIDS INC.
                  NOTES TO PRO FORMA BALANCE SHEET (UNAUDITED)

     (a) These adjustments reflect the acquisition of those Acquired Companies that were acquired subsequent to September 30, 1998 through February 12, 1999, including approximately 526,579 shares issued. These adjustments also reflect preliminary purchase price allocations with respect to these Acquired Companies, including allocating the deferred income tax liability attributable to the temporary differences between the financial reporting and income tax bases on assets and liabilities previously held as S Corporations.

     (b) Reflects the proceeds from the issuance of 2,875,000 shares of common stock, net of estimated offering costs. Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

     (c) Reflects the repayment of certain debt obligations with proceeds from this offering.

                                U S LIQUIDS INC.
                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 FOR THE YEAR ENDED DECEMBER 31, 1997
                                       -----------------------------------------------------------------------------------------
                                        HISTORICAL      ACQUIRED      PRO FORMA                      OFFERING        PRO FORMA
                                       CONSOLIDATED     COMPANIES    ADJUSTMENTS      PRO FORMA    ADJUSTMENTS      AS ADJUSTED
                                       -------------   -----------   ------------     ----------   ------------     ------------
REVENUES.............................     $38,159       $ 191,559      $               $229,718      $                $229,718
OPERATING EXPENSES...................      21,353         132,941        (1,521)(a)     152,773                        152,773
DEPRECIATION AND
  AMORTIZATION.......................       2,990           9,108         2,213(b)       14,311                         14,311
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...........................       5,350          32,458          (356)(a)      37,452                         37,452
POOLING COSTS........................         400          --                               400                            400
                                       -------------   -----------   ------------     ----------   ------------     ------------
INCOME FROM OPERATIONS...............       8,066          17,052          (336)         24,782        --               24,782
INTEREST (INCOME) EXPENSE,
  net................................       1,734           1,863         2,881(c)        6,478        (4,257)(e)        2,221
OTHER (INCOME) EXPENSE, net..........          41            (427)                         (386)                          (386)
                                       -------------   -----------   ------------     ----------   ------------     ------------
INCOME BEFORE PROVISION FOR INCOME
  TAXES..............................       6,291          15,616        (3,217)         18,690         4,257           22,947
PROVISION FOR INCOME
  TAXES..............................       2,416             161         5,086(d)        7,663         1,745(d)         9,408
                                       -------------   -----------   ------------     ----------   ------------     ------------
NET INCOME...........................     $ 3,875       $  15,455      $ (8,303)       $ 11,027      $  2,512         $ 13,539
                                       =============   ===========   ============     ==========   ============     ============
BASIC EARNINGS PER COMMON SHARE......                                                                                 $   0.87
                                                                                                                    ============
DILUTED EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE............                                                                                 $   0.80
                                                                                                                    ============
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING........................                                                                                   15,640(f)
                                                                                                                    ============
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING......                                                                                   16,961(f)(g)
                                                                                                                    ============

       The accompanying notes are an integral part of this pro forma financial statement.

                                U S LIQUIDS INC.
                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                          ---------------------------------------------------------------------------------------
                                           HISTORICAL     ACQUIRED      PRO FORMA                     OFFERING       PRO FORMA
                                          CONSOLIDATED    COMPANIES    ADJUSTMENTS      PRO FORMA   ADJUSTMENTS     AS ADJUSTED
                                          ------------   -----------   ------------     ---------   ------------    ------------
REVENUES................................    $ 27,313      $ 142,581      $              $ 169,894     $               $169,894
OPERATING EXPENSES......................      15,404         99,187        (1,097)(a)     113,494                      113,494
DEPRECIATION AND
  AMORTIZATION..........................       2,007          6,352         1,731(b)       10,090                       10,090
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..............................       3,454         23,357          (267) (a)     26,544                       26,544
POOLING COSTS...........................         400         --                               400                          400
                                          ------------   -----------   ------------     ---------   ------------    ------------
INCOME FROM OPERATIONS..                       6,048         13,685          (367)         19,366       --              19,366
INTEREST (INCOME) EXPENSE,
  net...................................       1,367          1,502         1,950(c)        4,819       (3,193) (e)      1,626
OTHER (INCOME) EXPENSE,
  net...................................         130           (302)                         (172)                        (172)
                                          ------------   -----------   ------------     ---------   ------------    ------------
INCOME BEFORE PROVISION FOR INCOME
  TAXES.................................       4,551         12,485        (2,317)         14,719        3,193          17,912
PROVISION FOR INCOME TAXES..............       1,746             78         4,210(d)        6,034        1,309(d)        7,343
                                          ------------   -----------   ------------     ---------   ------------    ------------
NET INCOME..............................    $  2,805      $  12,407      $ (6,527)      $   8,685     $  1,884        $ 10,569
                                          ============   ===========   ============     =========   ============    ============
BASIC EARNINGS PER COMMON SHARE.........                                                                              $   0.68
                                                                                                                    ============
DILUTED EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE......................                                                                              $   0.62
                                                                                                                    ============
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING...........................                                                                                15,638(f)
                                                                                                                    ============
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING.........                                                                                16,964(f)(g)
                                                                                                                    ============

       The accompanying notes are an integral part of this pro forma financial statement.

                                U S LIQUIDS INC.
                 PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                       ------------------------------------------------------------------------------------
                                        HISTORICAL     ACQUIRED      PRO FORMA                   OFFERING       PRO FORMA
                                       CONSOLIDATED    COMPANIES    ADJUSTMENTS     PRO FORMA   ADJUSTMENTS    AS ADJUSTED
                                       ------------   -----------   ------------    ---------   -----------    ------------
REVENUES.............................    $ 77,860       $93,108       $             $ 170,968    $               $170,968
OPERATING EXPENSES...................      49,228        60,888           (856)(a)    109,260                     109,260
DEPRECIATION AND
  AMORTIZATION.......................       5,698         4,726            723(b)      11,147                      11,147
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...........................       8,968        17,335           (174)(a)     26,129                      26,129
                                       ------------   -----------   ------------    ---------   -----------    ------------
INCOME FROM OPERATIONS...............      13,966        10,159            307         24,432       --             24,432
INTEREST (INCOME) EXPENSE, net.......       2,310         1,326            973(c)       4,609       (2,980)(e)      1,629
OTHER (INCOME) EXPENSE, net..........        (235)         (387)                         (622)                       (622)
                                       ------------   -----------   ------------    ---------   -----------    ------------
INCOME BEFORE PROVISION FOR INCOME
  TAXES..............................      11,891         9,220           (666)        20,445        2,980         23,425
PROVISION FOR INCOME TAXES...........       4,835           771          2,777(d)       8,383        1,222(d)       9,605
                                       ------------   -----------   ------------    ---------   -----------    ------------
NET INCOME...........................    $  7,056       $ 8,449       $ (3,443)     $  12,062    $   1,758       $ 13,820
                                       ============   ===========   ============    =========   ===========    ============
BASIC EARNINGS PER COMMON SHARE......                                                                            $   0.88
                                                                                                               ============
DILUTED EARNINGS PER COMMON AND
  COMMON EQUIVALENT SHARE............                                                                            $   0.81
                                                                                                               ============
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING........................                                                                              15,707(f)
                                                                                                               ============
WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING......                                                                              17,080(f)(g)
                                                                                                               ============

       The accompanying notes are an integral part of this pro forma financial statement.

                                U S LIQUIDS INC.
            NOTES TO PRO FORMA STATEMENTS OF OPERATIONS (UNAUDITED)

      (a) Adjusts compensation expense to the level the previous owners of the Acquired Companies have agreed to receive as employees of the Company subsequent to their respective acquisitions. In addition, for certain of the Acquired Companies, salaries and related expenses previously recorded as selling, general and administrative expenses have been reclassified as operating expenses consistent with the Company's accounting policies.

      (b) Adjusts depreciation and amortization expenses to reflect purchase price allocations with respect to the Acquired Companies.

      (c) Records interest expense on the debt incurred to effect the acquisition of the Acquired Companies, net of a reduction in interest expense on debt repaid in connection with the acquisitions, our initial public offering and our public offering in June 1998.

      (d) Reflects the incremental provision for federal income taxes on the Acquired Companies previously taxed as S corporations or limited liability companies as well as federal and state income taxes relating to the pro forma statement of operations and offering adjustments.

      (e) Reflects the reduction in interest expense attributed to obligations retired with proceeds from the Offering.

      (f)  Includes (1) 5,937,435 shares, 5,496,736 shares and 9,622,553 shares outstanding for the year ended December 31, 1997, and for the nine months ended September 30, 1997 and 1998, respectively, (2) 2,875,000 shares to be issued in connection with the Offering and (3) 6,827,864 shares, 7,265,964 shares and 3,209,872 shares for the year ended December 31, 1997, and for the nine months ended September 30, 1997 and 1998, respectively, issued in connection with the acquisition of the Acquired Companies, our initial public offering and our June 1998 public offering, as if each had occurred on January 1, 1997.

      (g) Includes 1,321,010 shares, 1,325,827 shares and 1,372,185 shares for the year ended December 31, 1997, and for the nine months ended September 30, 1997 and 1998, respectively, representing the effect of outstanding warrants and options to purchase common stock, using the treasury stock method. Excludes 125,000 shares issuable pursuant to options, the vesting of which is contingent upon the successful completion of certain corporate development activities.

                              [Inside Back Cover]

                       [PHOTO OF DISTILLATION COLUMNS AT
                         ROMIC ENVIRONMENTAL FACILITY]
 The Company's liquid waste management facility located in East Palo Alto, CA.

                    [PHOTO OF PARALLEL, CALIFORNIA FACILITY]
                    The Company's dated beverage processing
                   facility located in Rancho Cucamonga, CA.

                [PHOTO OF GREASE TRAP PUMPER TRUCK IN OPERATION]
           The Company's collection fleet has grown to 540 vehicles.
  These vehicles collect waste from more than 30,000 liquid waste generators.

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MARCH 12, 1999

                                  U S LIQUIDS
                                      LOGO
                        3,000,000 SHARES OF COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE
                            DEUTSCHE BANK SECURITIES
                           FIRST SECURITY VAN KASPER
                              SANDERS MORRIS MUNDY
                           -------------------------
                                 DLJDIRECT INC.

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We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.

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